

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5553



05074555

December 14, 2005



RECD S.E.C.
DEC 1 5 2005
1086

B. Seth Bryant
Adorno & Yoss, LLP
80 Broad Street
32nd Floor
New York, NY 10004

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/14/2005

Re: HealthSouth Corporation
Incoming letter dated December 12, 2005

Dear Mr. Bryant:

This is in response to your letter dated December 12, 2005 concerning the shareholder proposal submitted to HealthSouth by Richard M. Scrushy. We also have received a letter from HealthSouth dated December 13, 2005. On December 9, 2005, we issued our response expressing our informal view that HealthSouth could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: Robert B. Pincus
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636



RECD S.E.C.
DEC 1 5 2005
1086

ADORNO & YOSS, LLP

ATTORNEYS AT LAW

80 BROAD STREET
32ND FLOOR
NEW YORK, NEW YORK 10004

TELEPHONE 212.809.5700
FACSIMILE 212.809.5701
WEBSITE: HTTP://WWW.ADORNO.COM

ATLANTA, GA
BOCA RATON, FL
DALLAS, TX
DELRAY BEACH, FL
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IRVINE, CA
LOS ANGELES, CA

MIAMI, FL
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WASHINGTON, D.C.
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WEST PALM BEACH, FL

PLEASE REPLY TO:
B. SETH BRYANT
212-809-5700 x 203

December 12, 2005

BY FACSIMILE AND OVERNIGHT COURIER

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**Re: Response to SEC No Action Relief – HealthSouth Corporation
Omission of Stockholder Proposal Pursuant to Rule 14a-8(i)(2)**

Ladies and Gentlemen:

We are writing on behalf of our client, Richard M. Scrushy, who is a significant stockholder of HealthSouth Corporation ("HealthSouth"). Reference is made to the letter of Mark F. Vilardo, Special Counsel, Office of the Chief Counsel of the Securities and Exchange Commission (the "Commission"), dated December 9, 2005, to HealthSouth Corporation regarding its incoming letter of December 7, 2005 opposing the stockholder proposal submitted by us on December 2, 2005 on behalf of Mr. Scrushy (the "Proposal"). For the reasons set forth below, we humbly and respectfully request that the staff of the Commission reconsider its decision to concur with HealthSouth's determination that the Proposal is excludable from HealthSouth's proxy materials submitted on Schedule 14A (the "Proxy Materials") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

We are hereby submitting six copies of this letter for the Commission's convenience. In addition, we attach the prior correspondence relating to these matters.

Factual Background

Upon receiving the Commission's response on December 9, 2005, we reviewed a number of No-Action letters where registrants excluded shareholder proposals, with the Commission's concurrence, based on "per capita voting" illegality arguments.[1] In these cases[2], the stockholder makes seemingly legitimate proposals that are to be approved by a "majority of the stockholders." In no case, with respect to the initial submission does the proponent indicate that it seeks any change from the company's usual one share, one vote mechanism.[3] Instead, it is clear that the proponent's language giving rise to the "per capita voting challenge" is simply imprecise as to the technical requirements for stockholder action, i.e., the affirmative vote of holders of a majority of the voting stock of the corporation, at a meeting duly called and convened, for a proposal properly framed, etc. Nonetheless, registrants argue that because of the "majority of the stockholders" language the proponent seeks to institute "per capita voting," which, if enacted, would cause the registrant to violate state law, which gives the registrant a basis for exclusion under Rule 14a-8(i)(2) under the Exchange Act.

In our circumstance and we believe in many others, these exclusions amount to a procedural 'gotcha' that is without substantive merit. The "per capita voting" basis for exclusion in these situations serves as a diversion from the actual proposal and is in fact misleading as to the proponent's intent.

---

[1] 2005 WL 1676892, *Sarah Lee Corporation*, May 27, 2005; 2005 WL 1036248, The Interpublic Group of Companies, Inc., April 29, 2005; 2005 WL 704111, Hewlett-Packard Company, January 7, 2005; 2005 WL 678879 Exon-Mobile, January 20, 2005; 2005 WL 678881; 2005 WL 678881, *UnumProvident Corporation*, January 18, 2005 (where the registrant actually sought to exclude the proposal based on 14a-8(i)(6) because, since the company's organizational documents did not allow for "per capita voting", the company lacked the authority to implement the proposal); 2005 WL 517868, *Time Warner Inc.*, January 13, 2005; 2005 WL 517893, *Hercules Incorporated*, February 8, 2005; 2005 WL 517895, *JPMorgan Chase & Co.*, January 12, 2005; 2005 WL 544211, MeadWestvaco Corporation, January 4, 2005;

[2] All brought by William Steiner as proponent with John Cheveden as "attorney-advisor".

[3] Although, in later correspondence, after receiving the initial company response declining to include the proposal, the proponent does allow that the company might adopt per capita voting in the future.

We believe that the Commission's policy interests in supporting shareholder participation in corporate governance would be better served by a different treatment of "per capita voting" based exclusions than has been adopted in our case and in other recent No Action letters.[4] As set forth below, we humbly request that the Commission reconsider this matter and concur with us that a better way to handle "per capita voting" exclusions under 14a-8(i)(2) is to require registrants to respond to such "procedural defects" in the same manner as prescribed by Rule 14a-8(f)(1) under the Exchange Act when proponents are found to have submitted proposals that reflect shortcomings in eligibility or other procedural matters.

1. Our Proposal – What Was Intended

Through the Proposal, Mr. Scrushy intended to seek stockholder approval for a legal amendment to the By-laws of HealthSouth. The only changes contemplated were to allow stockholders holding a majority of the voting stock of HealthSouth to take actions to (i) increase the size of the Board, and (ii) name directors to fill vacancies created by any such increase. The Proposal was never intended to give a "numerical majority" of the stockholders of HealthSouth the right to take such actions. On December 9' 2005, we submitted a corrected version of the proposal that, we believe, fixed the problem identified by HealthSouth's counsel.

2. What Does "Majority Of The Stockholders" Mean In The Public Company Context?

There is good reason to understand the phrase "a majority of the stockholders" to mean a "majority of the voting stock of the corporation" as opposed to a numerical majority of the actual stockholders. When discussing the requirements for action by the stockholders of a public company in the United States, the mechanism of "per capita voting" simply does not have practical relevance. On July 7, 1988, the Commission adopted Rule 19c-4 under the Exchange Act, the so-called "one share, one vote rule",

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[4] In fact, in Division of Corporation Finance: Staff Legal Bulletin No. 14, Shareholder Proposals, dated July 13, 2001 ("SLB 14"), it appears that the Commission in some cases does allow for a result other than exclusion of a stockholder proposal that falls under one of the bases of exclusion under Rule 14a-8. SLB 14 indicates that in some instances, the Commission allows a proposal to be revised to cure what would otherwise be defects under Rule 14a-8(i). In the SLB, the Commission states: "If our no-action response provides for shareholder revision to the proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, the company must provide the shareholder with a copy of its statement in opposition no later than five calendar days after it receives a copy of the revised proposal."

which prohibits registrants under Section 12 of the Exchange Act, from listing or continuing to list common stock or other equity securities if the registrant issues securities or takes other corporate action that would have the effect of nullifying, restricting, or disparately reducing the per share voting rights of shareholders of a company. As a result of the "one share, one vote rule", there are no reporting companies that allow "per capita voting." In a public company context, if stockholder action is discussed as requiring a "majority of the stockholders", even if technically imprecise, the speaker's intent is clear.

While the Federal securities laws do not allow per capita voting for public companies, most states like Delaware do allow it, but presume that shareholder voting is based on the one share, one vote model. Under Section 212(a) of the Delaware General Corporation Law, for any other voting mechanism to be legal, a Delaware corporation must expressly provide for such mechanism in its charter.

Given the fact that the Federal securities laws effectively prohibits "per capita voting" for public companies and the fact that Delaware and most states' laws presume against "per capita voting" unless expressly authorized in the certificate of incorporation, one must concede that the most reasonable interpretation by a listener (and the most likely meaning by a speaker) of the phrase "action taken by a majority of the stockholders" is action by 'the holders of a majority of the voting stock of a corporation' as opposed to 'a numerical majority of the actual stockholders of a corporation.' If this is the most likely interpretation, unless there is something clearly stated by the proponent that indicates otherwise, registrants should not be permitted to simply exclude proposals based on fallacious arguments that the proponent intends to cause a public company to adopt a "per capita voting" mechanism. This leap does not have good justification in logic or policy.

3. 14a-8(F)(1) "Foot Faults" And Other Technical Defects: Why It Should Apply To "Per Capita Voting" Defenses

Rather than allowing registrant's to simply exclude proposals with "per capita voting" problems, we believe that the Commission should consider the mechanism set forth in Rule 14a-8(f)(1) of the Exchange Act as a more reasonable course of action for proposals with this particular defect. In SLB 14, the Commission states that including stockholder proposals and allowing for minor modifications is a policy objective

> "There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this

> practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects."[5]

Rule 14a-8(f)(1) requires registrants who identify procedural, non-substantive defects in shareholder proposals to point out the deficiency to the proponent. Once on notice, a proponent may correct the defect within a fourteen day period. This mechanism allows proponents to clean-up "foot faults," instead of facing the draconian result of being excluded from the right to have its otherwise legitimate proposals included in the registrant's proxy materials.

Rather than being characterized as illegal attempts to institute "per capita voting" regimes, proposals seeking action by "a majority of the stockholders" are more analogous to stockholder proposals with five hundred and five words, i.e., proposals with non-substantive, minor technical defects under Rule 14a-8. Proposals with "per capita voting" defects are easily corrected with a few additional words that comport with company voting mechanisms as authorized by state regulations and its governing documents. We request that the Commission consider whether the "per capita voting" exclusion argument is more properly treated as a procedural defect than as illegality. By using the mechanism of Rule 14a-8(f)(1), the Commission will simply be requiring registrant's to ask the logical question with respect to imprecisely drafted proposals seeking actions by a majority of the stockholders, "Do you really mean that you want the company to adopt "per capita voting"?" If the answer is "yes", the registrant may exclude the proposal, if the answer is "no", the proponent can fix the technical defect.

4. Should "Gotchas" Be A Bar To Shareholder Proposals? What Happened To The Policy Of Encouraging Stockholder Participation?

It would seem odd that in an environment where stockholder participation is encouraged registrants are able to exclude stockholder proposals with the "wink and nod" that the "per capita voting" argument has allowed. Registrant's have turned "rookie mistakes" by proponents and clever lawyering by counsel to their advantage in holding off legitimate stockholder proposals. The question is should stockholder proposals be treated so lightly? Should lawyers for registrants be allowed to contrive claims that proponents seek to cause their clients to take action that will violate the "per capita voting" rules when proponents seek no such changes? Complying with the proxy rules is complicated enough without the added weight of these purely defensive and

[5] SLB 14.

truly baseless assaults on shareholder participation. We believe that this an area that is deserving of a fresh look especially in light of the defensive manner that registrant's are using Rule 14a-8(i)(2) today.

Conclusion

Based on the foregoing, we humbly and respectfully request that the Office of the Chief Counsel of the Commission reconsider its concurrence with HealthSouth on excluding our client's Proposal. If that action is impractical, we hope that the Commission will consider these arguments in its future decisions.

If you require any further information, please contact me at 212-809-5700.

Yours truly,



B. Seth Bryant

cc: Mr. Richard M. Scrushy
Mr. Gregory L. Doody, Secretary and General Counsel, HealthSouth Corporation
Mr. Robert B. Pincus, Partner, Skadden, Arps, Slate Meagher & Flom LLP
Mr. William L. Tolbert, Partner, Jenner & Block LLP



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

December 9, 2005

Robert B. Pincus
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636

Re: HealthSouth Corporation
Incoming letter dated December 7, 2005

Dear Mr. Pincus:

This is in response to your letter dated December 7, 2005 concerning the shareholder proposal submitted to HealthSouth by Richard M. Scrushy. We also have received a letter on the proponent's behalf dated December 8, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: B. Seth Bryant
Adorno & Yoss, LLP
80 Broad Street
32nd Floor
New York, NY 10004

December 9, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: HealthSouth Corporation
Incoming letter dated December 7, 2005

The proposal would amend HealthSouth's by-laws to provide, among other things, "a majority of the stockholders" with the power to fix or change the number of directors.

There appears to be some basis for your view that HealthSouth may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause HealthSouth to violate state law. Accordingly, we will not recommend enforcement action to the Commission if HealthSouth omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which HealthSouth relies.

Sincerely,



Mark F. Vilardo
Special Counsel

ADORNO & YOSS, LLP
ATTORNEYS AT LAW

80 BROAD STREET
32ND FLOOR
NEW YORK, NEW YORK 10004

TELEPHONE 212.809.5700
FACSIMILE 212.809.5701
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PLEASE REPLY TO:
B. SETH BRYANT
212-809-5700 x 203

ATLANTA, GA
BOCA RATON, FL
DALLAS, TX
DELRAY BEACH, FL
FORT LAUDERDALE, FL
IRVINE, CA
LOS ANGELES, CA

MIAMI, FL
NEW YORK, NY
TALLAHASSEE, FL
WASHINGTON, D.C.
WAYNE, NJ
WEST PALM BEACH, FL

December 9, 2005

BY FACSIMILE AND OVERNIGHT COURIER

Mr. Gregory L. Doody
Secretary
HealthSouth Corporation
One HealthSouth Parkway
Birmingham, AL 35243

Re: Response to HealthSouth Corporation – Omission of Stockholder Proposal Pursuant to Rule 14a-8

Dear Mr. Doody:

Reference is made to our letter of December 8, 2005 to the Office the Chief Counsel of the Division of Corporate Finance of the Securities and Exchange Commission. You were copied on that letter. In our haste to respond to HealthSouth Corporation's ("HealthSouth") No Action request submitted on December 7, 2005, I just realized that our revised proposal remains deficient for the reasons that your counsel identified. I failed to correct the proposed language in the last sentence of Section 3.2. Therefore, I respectfully resubmit the proposal with corrected language as permitted by Rule 14a-8(f)(1) under the Securities Exchange Act of 1934, as amended.

Mr. Scrushy's Proposal

Mr. Scrushy requests that the Board include the following proposal in HealthSouth's next proxy statement for consideration and action by its stockholders at the 2005 annual meeting or, if no such meeting is held, at the next annual meeting of its stockholders:

Amending the By-laws to Allow Stockholders to Set the Size of the Board of Directors of the Corporation

"WHEREAS, Section 3.2 of the By-laws only empowers the Board of Directors to fix the size of the Board of Directors and to change the number of Directors constituting the whole Board of Directors.

WHEREAS, Section 3.7 of the By-laws only empowers the Board of Directors to fill vacancies resulting from newly created directorships following any increase in the authorized number of directors.

WHEREAS, the stockholders desire to have the power to increase the size of the Board and to fill director vacancies created by any increase in the size of the Board approved by the Board of Directors or the stockholders of the Corporation.

WHEREAS, pursuant to Section 8.1 of the By-laws of the Corporation, the By-laws may be amended by holders of a majority of the shares of voting stock of the Corporation entitled to be voted at a duly called meeting of the stockholders.

THEREFORE, BE IT RESOLVED, that Section 3.2 of the By-laws be and the same hereby is amended to read in its entirety as follows:

"Section 3.2. Number of Directors. The Board of Directors of the Corporation shall consist of one or more members. The exact number of Directors which shall constitute the whole Board of Directors shall be fixed from time to time by resolution adopted by a majority of the whole Board of Directors or by stockholders holding a majority of the voting stock of the Corporation. Until the number of Directors has been so fixed by the Board of Directors, the number of Directors constituting the whole Board of Directors shall be three. After fixing the number of Directors constituting the whole Board of Directors, either the Board of Directors may or the stockholders of the Corporation may, by resolution adopted by a majority of the whole Board of Directors or by resolution adopted by the holders of a majority of the shares of the voting stock of the Corporation entitled to be voted at a duly called meeting of the stockholders (or by written consent), as applicable, from time to time change the number of Directors constituting the whole Board of Directors. Notwithstanding the foregoing, the Board of Directors shall have no power to undo any such change enacted by the stockholders without first obtaining the consent of the holders of a majority of the shares of the voting stock of the Corporation entitled to be voted at a duly called meeting of the stockholders (or by written consent).

RESOLVED, FURTHER, that the first sentence of Section 3.7 of the By-laws be and the same hereby is amended to read in its entirety as follows:

> "Section 3.7. Vacancies. Vacancies in the Board of Directors and newly created Directorships resulting from any increase in the authorized number of Directors shall be filled by a majority of the Directors then in office, though less than a quorum, or by a sole remaining Director or by the holders of a majority of the shares of the voting stock of the Corporation entitled to be voted at a duly called meeting of the stockholders (or by written consent)."

*   *   *   *

Conclusion

If you or your counsel have any concerns about the wording of the proposal, please do not hesitate to contact me at 212-809-5700.

Yours truly,



B. Seth Bryant

cc: Mr. Richard M. Scrushy
Mr. Eric Finseth, Office the Chief Counsel, Division of Corporate Finance, Securities and Exchange Commission
Mr. Mark Vilardo, Office the Chief Counsel, Division of Corporate Finance, Securities and Exchange Commission
Mr. Robert B. Pincus, Partner, Skadden, Arps, Slate Meagher & Flom LLP
Mr. William Tolbert, Partner, Jenner & Block

ADORNO & YOSS, LLP

ATTORNEYS AT LAW

80 BROAD STREET
32ND FLOOR
NEW YORK, NEW YORK 10004

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BOCA RATON, FL
DALLAS, TX
DELRAY BEACH, FL
FORT LAUDERDALE, FL
IRVINE, CA
LOS ANGELES, CA

MIAMI, FL
NEW YORK, NY
TALLAHASSEE, FL
WASHINGTON, D.C.
WAYNE, NJ
WEST PALM BEACH, FL

TELEPHONE 212.809.5700
FACSIMILE 212.809.5701
WEBSITE: HTTP://WWW.ADORNO.COM

PLEASE REPLY TO:
B. SETH BRYANT
212-809-5700 x 203

December 8, 2005

BY FACSIMILE AND OVERNIGHT COURIER

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to HealthSouth Corporation – Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Richard M. Scrushy, who is a significant stockholder of HealthSouth Corporation ("HealthSouth"). Reference is made to the letter, dated December 7, 2005, by Robert B. Pincus of the law firm Skadden, Arps, Slate, Meagher & Flom LLP (the "Skadden Letter") submitted on behalf of HealthSouth opposing the stockholder proposal submitted by us on December 2, 2005 on behalf of Mr. Scrushy (the "Proposal"). For the reasons set forth below, we respectfully request that the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the "Commission") decline to concur with HealthSouth's determination that the Proposal may be omitted from HealthSouth's 2005 proxy materials submitted on Schedule 14A under Securities Exchange Act of 1934, as amended (the "Exchange Act")(the "Proxy Materials").

HealthSouth opposes the inclusion of Mr. Scrushy's proposal on three principal grounds: (1) that the Proposal was not submitted to HealthSouth, as required by Rule 14a-8(e) under the Exchange Act, within a reasonable time of the printing and mailing of the Proxy Materials, (2) that including the Proposal would negatively impact HealthSouth and its stockholders, and (3) that the Proposal would cause HealthSouth to violate state law and is therefore excludable under Rule 14(a)-8(i)(2) under the Exchange Act. Our responses to HealthSouth's grounds for exclusion are set forth below.

1. That the Proposal was not submitted to HealthSouth, as required by Rule 14a-8(e)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), within a reasonable time of the printing and mailing of the Proxy Materials

Rule 14a-8(e)(3) of the Exchange Act states that the deadline for submitting a stockholder proposal is a "reasonable time before the company begins to print and mail its proxy materials. (emphasis added) HealthSouth's counsel admits that HealthSouth received Mr. Scrushy's proposal before the Company filed the Proxy Materials.[1] Nonetheless, in receipt of the Proposal, HealthSouth continued its plan to file a definitive proxy statement and print and ultimately mail its Proxy Materials.

HealthSouth fails to appreciate that "reasonableness" in this context is a two pronged analysis (i) whether the company provided adequate notice to stockholders of its deadline for submitting proposals and (ii) the reasonableness of the timing of a stockholder's submission with respect to the printing and mailing of proxy materials. HealthSouth rightly points out that any determination of reasonableness must take into account the special circumstances of HealthSouth, including the timing of its press release of November 14, 2005 (the "Announcement Release"), in which the company first asked stockholders to submit proposals for inclusion in the Proxy Materials by November 25, 2005.

With respect to the company's obligation to provide notice of its deadline for stockholders to submit proposals, HealthSouth states that the 'eleven days prior notice' (including one weekend and the Thanksgiving Holiday) that it gave to its stockholders was adequate. It points to the fact that one stockholder proposal was received within its deadline and included in the Proxy Materials as evidence of that assertion.[2] Assuming that the other stockholder proposal[3] (the "Potkul Proposal") was received prior to the

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[1] See page 2 paragraph 2 of the Skadden Letter.

[2] See the Proxy Materials, page 37.

[3] The proposal deals with a fairly routine matter; an amendment of the By-laws to require that the Chairman of the Board be an independent director. According to the Proxy Materials, HealthSouth's current chairman is an independent director.

deadline[4], the fact that only one other stockholder responded in a timely manner hardly shows that HealthSouth provided adequate notice for HealthSouth's wide stockholder base to respond. Assuming that the Potkul Proposal was received as the company indicates, that submission only proves that one vigilant and focused stockholder had adequate notice to submit a proposal. Submission of a proposal in these matters is not simply about knowing the deadline and reflexively sending a submission by the deadline. Public companies are intricate, their organizational documents are multifaceted, and their circumstances are fluid. Stockholders of public companies must have adequate time to analyze those circumstances in light of relevant market information, analyze their options as market participants, decide upon a course of action and actually follow through in carrying out that action. We suggest that, in these circumstances, eleven days is simply not adequate notice for stockholders of a public company.[5]

Given the circumstances, Mr. Scrushy submitted his proposal within a reasonable time of HealthSouth's printing and mailing of its Proxy Materials. On the day following the Announcement Release, Mr. Scrushy did know that the company intended to hold an annual meeting by year's end. But that was all that he knew. He did not know at that time what he would do in the event that the company actually held the meeting. Mr. Scrushy was then a director of the company who, as discussed in our December 5, 2005 letter to the Commission, had been barred from participating in any Board activities. At the same time, he was considering his rights under his employment agreement with the company dated September 17, 2002, which among other provisions includes a requirement that the Company use its best efforts to nominate him for the Board of HealthSouth. He also had to consider his significant ownership stake in HealthSouth. To make matters even more complicated, in its Announcement Release, HealthSouth stated that it would only be able to hold its annual meeting of stockholders if it were able to file its Annual Report on Form 10-K with the Commission, which at that time it had not done, nor did it give stockholders any indication of its ability to do so. In light of those multifarious factors, Mr. Scrushy needed time to weigh his options, assess what course of action was in his best interests and the best interests of his fellow

[4] Although we have no evidence to question the timing of it, we do wonder whether the other proposal was actually submitted before or whether it was actually submitted as a response to the Announcement Release. Not at all to disparage the proposal or its merits, but it has the "smell" of a routine proposal made to a public company by a stockholder "activist." Especially given our comment in footnote #3 above.

[5] This is especially true given the fact that HealthSouth had months to solicit proposals. We believe that HealthSouth intended all along to hold an annual meeting of stockholders before year-end 2005.

stockholders, and embark on his ultimate plan. Those deliberations culminated in a stockholder proposal, which HealthSouth admits that it received before the company filed its Proxy Materials, and clearly before it printed and mailed such materials. Simply put, HealthSouth's last minute actions in soliciting stockholder proposals for a hastily called meeting are unreasonable, not the actions of Mr. Scrushy.

With respect to the No-Action letters cited in the Skadden Letter, all of those letters are distinguishable from the facts in this situation. They each relate to issuers that held annual meetings on a regular basis and that gave stockholders sufficient notice to submit stockholder proposals. Accordingly, the stockholders had the opportunity to calculate when they needed to submit their proposals pursuant to the requirements of Rule 14a-8 under the Exchange Act. In each case, the Commission found that excluding the proposals was appropriate because the respective shareholders failed to meet those deadlines. Given the fact that HealthSouth has not had an annual meeting in since 2002 and the fact that the company gave only eight business days notice of its deadline for the submission of stockholder proposals, the factual backgrounds of the No Action letters cited in the Skadden Letter are clearly distinguishable from the facts at issue.

2. That including the Proposal would negatively impact Health and its stockholders

HealthSouth wrongly argues that "if the Company had delayed the mailing of its Proxy Materials in response to the Proposal, the Company ***might have been forced to*** postpone the 2005 Annual Meeting."[6] (emphasis added) This is a red herring of major proportions. HealthSouth has until December 14, 2005 to print and mail its Proxy Materials to its stockholders. Even today, if instead of resisting Mr. Scrushy's proposal, HealthSouth immediately amended its proxy statement it would have plenty of time to reprint and send the materials in time enough to hold its 2005 annual meeting. Even given its own ambitious schedule, it is a virtual certainty that HealthSouth will not have the requisite quorum for its 2005 annual meeting. Clearly, the company has planned all along to hold its meeting, adjourn if it does not have a quorum, and recommence and complete such business as is properly brought before it by January 30, 2006.[7] Mr. Scrushy's proposal, will in no way adversely effect HealthSouth's ability to achieve that goal, nor was it at all intended as a ploy to delay HealthSouth's 2005 annual meeting. If HealthSouth fails to meet its obligations, it will be because of its failure to adhere to the requirements of the proxy rules.

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[6] Page 8, paragraph 2 of the Skadden Letter.

[7] As described in page 5, paragraph 2 of the Skadden Letter.

HealthSouth assumed the risk of breaching its obligations under Rule 14a-8 when it chose to continue with its plan to print the materials after receiving Mr. Scrushy's submission and to then send the Proxy Materials on December 5, 2005. Query: Why would HealthSouth proceed with printing without immediately analyzing its obligations to include a stockholder proposal received at such juncture, the contents of the proposal and the repercussions of not including it? One can only assume that the HealthSouth saw that the proposal was sent on behalf of Mr. Scrushy and immediately dismissed it as being "too late" without a careful examination of its contents or HealthSouth's obligations under Rule 14a-6[8] and Rule 14a-8(3) of the Exchange Act. After receiving our letter to the Commission on December 5, 2005, HealthSouth had its counsel respond on December 7, 2005 with a detailed argument as to both Mr. Scrushy's failure to submit his proposal within the time prescribed by Rule 14a-8(3) and its technical faults (with a legal opinion attached to boot!) While that response was impressively prompt, how much more productive would it have been for the company to have employed counsel on December 2, 2005 when the proposal was received? If time is of the essence, as HealthSouth argues, then it was obligated to do so, especially if it feared that an amendment of the Proxy Materials could result in missing this year's meeting? HealthSouth seems to want it both ways in that, they want to have a stockholders meeting, but at the same time they want to deter stockholders from participating at that meeting in a meaningful way. In the Skadden Letter, HealthSouth's management argues that it is Mr. Scrushy who is seeking to disenfranchise HealthSouth's stockholders and stand in the way of a 2005 annual meeting by making his proposal. This could not be further from the truth. Each day before December 14, 2005 that HealthSouth's management fails to include Mr. Scrushy's proposal shows that they want to exclude him as a stockholder with legitimate rights as opposed to excluding his proposal. If it were any other stockholder, they would not display such brinksmanship when it truly is HealthSouth's stockholders who will suffer if they are wrong.

HealthSouth argues that including the Proposal will hurt its stockholders, however, for the reasons stated above, we vigorously disagree. HealthSouth's

[8] Pursuant to Rule 14a-6, having received Mr. Scrushy's proposal, we believe that HealthSouth was duty-bound to either file a preliminary proxy statement or, if it wanted to file a definitive proxy statement and avoid the ten day wait required by filing a preliminary proxy statement, include the Proposal in its Proxy Materials. Under Rule 14a-6 a registrant may only forego the obligation to file a preliminary proxy statement if the matters being acted upon are those routine matters set forth in clauses 1 through 6 of Rule 14a-6(a). By choosing not to exclude Mr. Scrushy's proposal, HealthSouth treated it as a "Solicitation in Opposition."

management should not be allowed to thwart the rightful action of a stockholder who submitted a reasonable proposal in a time frame that, but for management's intransigence and failure to alight to its duties, would have allowed the company to include the Proposal in the Proxy Materials. Such a result would be against the policy goal of shareholder empowerment supported by both the Commission and Delaware law.

3. That the Proposal would cause HealthSouth to violate state law and is therefore excludable under Rule 14(a)-8(i)(2) under the Exchange Act

HealthSouth points out that the Proposal as originally proposed would violate Section 212(a) of the Delaware General Corporation Law (the "DGCL") because it would give a "majority of the stockholders" of HealthSouth the right to increase the size of the Board and to fill vacancies on the Board, which HealthSouth's charter does not permit. We agree that as literally read the Proposal could be deemed to violate Section 212(a). Mr. Scrushy does not intend to violate the DGCL. His intention is to cause the By-laws to be amended to give a stockholders holding a majority of the voting power of HealthSouth to have the ability to so act. Therefore, as set forth below, we rephrase the Proposal, and respectfully resubmit a corrected version as permitted by Rule 14a-8(f)(1) of the Exchange Act.

Mr. Scrushy's Proposal

Mr. Scrushy requests that the Board include the following proposal in the Corporation's next proxy statement for consideration and action by its stockholders at the 2005 annual meeting or, if no such meeting is held, at the next annual meeting of the stockholders:

Amending the By-laws to Allow Stockholders to Set the Size of the Board of Directors of the Corporation

"WHEREAS, Section 3.2 of the By-laws only empowers the Board of Directors to fix the size of the Board of Directors and to change the number of Directors constituting the whole Board of Directors.

WHEREAS, Section 3.7 of the By-laws only empowers the Board of Directors to fill vacancies resulting from newly created directorships following any increase in the authorized number of directors.

WHEREAS, the stockholders desire to have the power to increase the size of the Board and to fill director vacancies created by any increase in the size of the Board approved by the Board of Directors or the stockholders of the Corporation.

WHEREAS, pursuant to Section 8.1 of the By-laws of the Corporation, the By-laws may be amended by holders of a majority of the shares of stock of the Corporation entitled to be voted at a duly called meeting of the stockholders.

THEREFORE, BE IT RESOLVED, that Section 3.2 of the By-laws be and the same hereby is amended to read in its entirety as follows:

"Section 3.2. Number of Directors. The Board of Directors of the Corporation shall consist of one or more members. The exact number of Directors which shall constitute the whole Board of Directors shall be fixed from time to time by resolution adopted by a majority of the whole Board of Directors or a majority of the stockholders. Until the number of Directors has been so fixed by the Board of Directors, the number of Directors constituting the whole Board of Directors shall be three. After fixing the number of Directors constituting the whole Board of Directors, either the Board of Directors may or the stockholders of the Corporation may, by resolution adopted by a majority of the whole Board of Directors or the holders of a majority of the shares of stock of the Corporation entitled to be voted at a duly called meeting of the stockholders, as applicable, from time to time change the number of Directors constituting the whole Board of Directors. Notwithstanding the foregoing, the Board of Directors shall have no power to undo any such change by the stockholders without the consent of a majority of the stockholders."

RESOLVED, FURTHER, that the first sentence of Section 3.7 of the By-laws be and the same hereby is amended to read in its entirety as follows:

> "Section 3.7. Vacancies. Vacancies in the Board of Directors and newly created Directorships resulting from any increase in the authorized number of Directors shall be filled by a majority of the Directors then in office, though less than a quorum, or by a sole remaining Director or by the holders of a majority of the shares of stock of the Corporation entitled to be voted at a duly called meeting of the stockholders."

* * * *

Conclusion

Based on the foregoing, we respectfully request that the Office of the Chief Counsel of the Commission compel HealthSouth to include Mr. Scrushy's proposal in an amended Proxy Statement or explain to the Commission and to Mr. Scrushy any further reasons for excluding the Proposal.

If you require any further information, please contact me at 212-809-5700.

Yours truly,



B. Seth Bryant

cc: Mr. Richard M. Scrushy
Mr. Gregory L. Doody, Secretary and General Counsel, HealthSouth Corporation
Mr. Robert B. Pincus, Partner, Skadden, Arps, Slate Meagher & Flom LLP
William Tolbert, Partner, Jenner & Block

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December 7, 2005

BY FACSIMILE AND HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: HealthSouth Corporation – Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, HealthSouth Corporation (the "Company"), enclosed for the courtesy of the Staff are six copies of (i) a stockholder proposal letter, including a stockholder proposal, (ii) such stockholder's letter to the Staff which was submitted on such stockholder's behalf on December 5, 2005, (iii) the Company's No-Action Request Letter, (iv) a supporting opinion of counsel, and (v) a copy of the Company's by-laws.

Please contact the undersigned at 302-651-3118 should you require further information or have any questions.

Very truly yours,



Matthew M. Greenberg

Enclosures

cc: Gregory L. Doody, Esq.

ADORNO & YOSS, LLP
80 Broad Street, 32nd Floor
NEW YORK, NY 10004
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December 2, 2005

Mr. Gregory L. Doody
Secretary
HealthSouth Corporation
One HealthSouth Parkway
Birmingham, AL 35243

Re: 2005 Annual Meeting

Dear Mr. Doody,

Reference is made to the press release of HealthSouth Corporation (the "Corporation"), dated November 14, 2005, regarding its planned business update meeting on December 13, 2005. In that press release, the Corporation announced its intention to hold an annual meeting of the stockholders of the Corporation prior to the end of 2005. We have been engaged by Richard M. Scrushy to present a proposal to you germane to the 2005 annual meeting. Mr. Scrushy is making this proposal in his capacity as a significant stockholder of the Corporation who has owned its stock since 1984.

Mr. Scrushy is profoundly saddened by the difficulties endured by the Corporation and its employees both during the period of his tenure as Chairman and Chief Executive Officer and most recently. As founder and a major stockholder of the Corporation, Mr. Scrushy is committed to its long-term success and to doing everything within his power to support the Corporation and his fellow stockholders in increasing stockholder value.

Mr. Scrushy's Proposal

Mr. Scrushy requests that the Board include the following proposal in the Corporation's next proxy statement for consideration and action by its stockholders at the 2005 annual meeting or, if no such meeting is held, at the next annual meeting of the stockholders:

Amending the By-laws to Allow Stockholders to Set the Size of the Board of Directors of the Corporation

"WHEREAS, Section 3.2 of the By-laws only empowers the Board of Directors to fix the size of the Board of Directors and to change the number of Directors constituting the whole Board of Directors.

WHEREAS, Section 3.7 of the By-laws only empowers the Board of Directors to fill vacancies resulting from newly created directorships following any increase in the authorized number of directors.

WHEREAS, the stockholders desire to have the power to increase the size of the Board and to fill director vacancies created by any increase in the size of the Board approved by the Board of Directors or the stockholders of the Corporation.

WHEREAS, pursuant to Section 8.1 of the By-laws of the Corporation, the By-laws may be amended by a majority of the stockholders of the Corporation entitled to vote at a meeting of the stockholders.

THEREFORE, BE IT RESOLVED, that Section 3.2 of the By-laws be and the same hereby is amended to read in its entirety as follows:

> "Section 3.2. Number of Directors. The Board of Directors of the Corporation shall consist of one or more members. The exact number of Directors which shall constitute the whole Board of Directors shall be fixed from time to time by resolution adopted by a majority of the whole Board of Directors or a majority of the stockholders. Until the number of Directors has been so fixed by the Board of Directors, the number of Directors constituting the whole Board of Directors shall be three. After fixing the number of Directors constituting the whole Board of Directors, either the Board of Directors may or the stockholders of the Corporation may, by resolution adopted by a majority of the whole Board of Directors or a majority of the stockholders, as applicable, from time to time change the number of Directors constituting the whole Board of Directors. Notwithstanding the foregoing, the Board of Directors shall have no power to undo any such change by the stockholders without the consent of a majority of the stockholders."

RESOLVED, FURTHER, that the first sentence of Section 3.7 of the By-laws be and the same hereby is amended to read in its entirety as follows:

"Section 3.7. Vacancies. Vacancies in the Board of Directors and newly created Directorships resulting from any increase in the authorized number of Directors shall be filled by a majority of the Directors then in office, though less than a quorum, or by a sole remaining Director or by the stockholders of the Corporation."

* * * *

Please advise me at your earliest convenience regarding the Board's decision with respect to Mr. Scrushy's requests, which are solely intended to increase stockholder rights and thereby improve corporate governance at HealthSouth Corporation. I may be contacted by telephone at (212)809-5700 or by facsimile at (212)809-5701.

Yours truly,



B. Seth Bryant

cc: Richard M. Scrushy

ADORNO & YOSS, LLP
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PLEASE REPLY TO:
B. SETH BRYANT
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December 5, 2005

BY FACSIMILE AND OVERNIGHT COURIER

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: HealthSouth Corporation Schedule 14A, filed on December 2, 2005 (SEC File Number 000-14940)

Ladies and Gentlemen:

We are writing on behalf of our client, Richard M. Scrushy, who is currently a director and significant stockholder of HealthSouth Corporation ("HealthSouth"). HealthSouth filed its Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with the Securities and Exchange Commission (the "Commission") on December 2, 2005. In the Proxy Statement, HealthSouth states that it intends to print and mail its Proxy Statement to security holders on December 5, 2005. We are writing to request that the Commission review the Proxy Statement to determine whether HealthSouth has satisfied its disclosure obligations as required by Schedule 14A. After our review of the filing, as more fully explained below, we believe that HealthSouth has materially misrepresented Mr. Scrushy's stock ownership in HealthSouth. In addition, we believe that the Proxy Statement fails to disclose or describe Mr. Scrushy's compensation arrangements as a director, including omitting any reference to or description of a valid and existing employment agreement between HealthSouth and Mr. Scrushy entered into on September 17, 2002, which among other matters requires HealthSouth to use its best efforts to cause Mr. Scrushy to be elected to the Board of Directors. Further, we believe that the Proxy Statement fails to explain or describe his "status" as a director of HealthSouth who has been excluded from the benefits and rights of a director of a public company, including any description of his fiduciary obligations to HealthSouth's stockholders.

In addition, HealthSouth announced its intention to have an annual meeting "prior to year end" on November 14, 2005. HealthSouth required stockholders to submit proposals for inclusion in a proxy statement by November 25, 2005. On December 2, 2005, Mr. Scrushy submitted a stockholder proposal for inclusion in the Proxy Statement, which we believe was received by HealthSouth within a reasonable time in light of all relevant circumstances for inclusion in the Proxy Statement. At present, HealthSouth has excluded the proposal. Given the hastily called meeting and extremely short notice to provide stockholder proposals, we believe that excluding this proposal is contrary to the Commission's requirement to include stockholder proposals properly framed and received within a reasonable time of printing and mailing materials to stockholders. For the reasons set forth below, we request that the Commission cause HealthSouth to amend its proxy statement to include Mr. Scrushy's proposal and any other stockholder proposal received within a reasonable time prior to the mailing of HealthSouth's Definitive Proxy Statement or, alternatively, explain to the Commission and the proponent of any such proposal its basis for exclusion.

Factual Background

The Company

According to its 2004 Annual Report on Form 10-K, HealthSouth is the largest provider of ambulatory surgery and rehabilitative health care services in the United States, with approximately 1,300 facilities and 40,000 full- and part-time employees as of December 31, 2004. HealthSouth Corporation was organized as a Delaware corporation in February 1984. HealthSouth's principal executive offices are located at One HealthSouth Parkway, Birmingham, Alabama. HealthSouth's accounting and legal troubles have been well-documented, including the restatements of its financial statements for the years 2000, 2001 and 2002.

The 2005 Annual Meeting Announcement, the Filing of Form 10-K and the Definitive Proxy Statement

On November 14, 2005, HealthSouth published a statement announcing its intention to hold a Business Update meeting on December 13, 2005. In the body of that announcement, HealthSouth stated that it would seek to have an annual meeting of its stockholders prior to the end of 2005. HealthSouth did not set a meeting date for any such meeting. The Company stated that its ability to hold an annual meeting was contingent on its filing an Annual Report on Form 10-K for its 2004 fiscal year with the

Commission. The mid-November announcement stated that stockholder proposals for inclusion in its proxy statement would have to be received by November 25, 2005 -- just eight business days following the announcement -- and that nominations for director positions and all related supporting material would have to be received by HealthSouth by November 29, 2005 -- just four days later. Please note that HealthSouth has not held an annual meeting since 2002, therefore, the November 14th press release was its first and only notice to investors that it might hold an annual meeting prior to year end.

On Friday, December 2, 2005, HealthSouth filed its 10-K and, several hours later, filed its Definitive Proxy Statement on Schedule 14A. The Proxy Statement indicated that HealthSouth would hold its 2005 annual meeting of stockholders on December 29, 2005. It further stated that the record date for such meeting was November 28, 2005.

On Friday, December 2, 2005, we submitted to HealthSouth, on Mr. Scrushy's behalf, the stockholder proposal attached hereto as Exhibit A. In that proposal, Mr. Scrushy in his capacity as a stockholder seeks to amend the By-laws of the corporation to allow a majority of the stockholders of the corporation to increase the size of the HealthSouth board and to fill any vacancies created by such increase. At present, only the Board of Directors has those powers. In Mr. Scrushy's proposal, the Board and the stockholders would both have the power to so act, but the Board would be limited in making a change that would have the effect of undoing any such stockholder action.

Mr. Scrushy's Status

At present, Mr. Scrushy is a director and significant stockholder of HealthSouth. Mr. Scrushy currently owns or has rights to acquire approximately 14.7 million shares of stock of HealthSouth. Following the events of March 19, 2003, when the accounting fraud at HealthSouth was uncovered, Mr. Scrushy was suspended from his active role in the management of HealthSouth. In its Proxy Statement, HealthSouth explains that, "Shortly [after the accounting fraud was uncovered], the outside directors on our board unanimously declared Mr. Scrushy's employment agreement null and void and removed him from his positions as Chairman of the Board and Chief Executive Officer, effective March 19, 2003."[1] HealthSouth's position appears to be that, as a result of the unilateral declaration of the HealthSouth Special Committee (described below), the contract between HealthSouth and Mr. Scrushy is "null and void", and therefore, HealthSouth has no further legal obligations to Mr. Scrushy.

---

[1] HealthSouth has simply failed to acknowledge its contractual obligations to Mr. Scrushy pursuant to the Amended and Restated Employment Agreement between HealthSouth and Mr. Scrushy, dated September 17, 2002, a copy of which is attached as Exhibit B. Please note that, for reasons unknown to us, HealthSouth has not filed this agreement with the Commission.

Mr. Jeffrey P. Riedler
December 5, 2005
Page Four

At the same time as Mr. Scrushy's duties as an officer of HealthSouth were terminated, Mr. Scrushy's power to act as a member of the Board was completely circumvented through the establishment of a special committee of HealthSouth's Board of Directors consisting of all of its then existing directors except for Mr. Scrushy. According to HealthSouth's most recent public filings, at that time, the Board of HealthSouth delegated to the Special Committee all power of the Board to manage the affairs of HealthSouth that can be delegated under Delaware law.[2]

Since March 2003, even though HealthSouth then acknowledged and still acknowledges that Mr.Scrushy is a member of the Board, he has been wholly excluded from participation as a director. He has been physically barred from entering the premises of HealthSouth, he does not receive notice of Board meetings, he is not permitted to participate in Board deliberations, he does not receive records or minutes of meetings or Board decisions, and he does not receive any compensation for serving as a member of the Board of HealthSouth. We note that Mr. Scrushy has not been removed from the Board for cause by either the other Board members or stockholders of HealthSouth, further his employment has not been terminated for cause per the mechanics of his employment agreement. Mr. Scrushy's status is highly irregular for a major stockholder and duly elected director of a public company.

<u>Amend the Proxy Statement to Address Material Misstatements and Disclosure Defects</u>

Item 6(d) of Schedule 14A under the Exchange Act

The table under the heading "Principal Stockholders" lists Mr. Scrushy's stock ownership at approximately 3.7 million shares of common stock. Mr. Scrushy protests this apparent attempt to diminish his ownership interest in HealthSouth. Please see HealthSouth's proxy statement on Schedule 14A filed on April 12, 2002. In that proxy statement, Mr. Scrushy's stock ownership is stated at approximately 20.9 million shares. Approximately, 15.7 million shares of that number represented stock options. Since that time, in connection with the resolution of his repayment of certain HealthSouth loans, some of his holdings were returned to HealthSouth. Mr. Scrushy maintains that but for HealthSouth's unilateral decision to declare his employment agreement and benefits related thereto to be null and void, as of the date of the Proxy Statement, his actual

[2] Please note that the legality of the creation of the Special Committee and its subsequent actions is an open question. Mr. Scrushy, in his capacity as member of the Board of Directors of HealthSouth, never received any notice regarding the meeting to create the Special Committee nor did he waive his right to receive such notice. The company's failure to provide notice to a board member is a violation of the by-laws that renders any action taken at such a meeting to be null and void.

beneficial ownership of HealthSouth common stock is approximately 14.7 million shares.

HealthSouth stated in a press release dated March 31, 2003 that Mr. Scrushy was advised that he would forfeit bonuses and other incentive-based compensation as a result of any restatements of HealthSouth's financial statements (as required by Sarbanes-Oxley Act of 2002, as amended). According to records obtained from Mr. Scrushy, Mr. Scrushy was only granted options to acquire 1.7 million shares following 2002. Therefore, if required by law, any forfeiture would only affect 1.7 million shares.

HealthSouth should either amend the Proxy Statement to reflect Mr. Scrushy's actual stock ownership or explain its legal basis for its view that Mr. Scrushy has no rights to options that would allow him to acquire (at least) approximately 11 million shares of HealthSouth common stock in addition to the 3.7 million shares described in the Proxy Statement.

Item 8 of Schedule 14A under the Exchange Act

The Proxy Statement should be clarified with respect to the information to be disclosed pursuant to Item 8 of Schedule 14A. Item 8 requires that the registrant include the information specified in Section 402(g) of Regulation S-K under the Exchange Act. Section 402(g) requires a description of either the standard compensation arrangements between the registrant and its directors (Item 402(g)(1)) or a description of any other arrangements of compensating directors (Item 402(g)(2)). While HealthSouth has seemingly described its standard arrangement in the Proxy Statement, it has failed to describe Mr. Scrushy's arrangement.

Since his wrongful purported termination in 2003, Mr. Scrushy has not received any annual retainer for service on the Board. The Company states that he is not an employee. As the Proxy Statement declares that non-employee directors are entitled to a $45,000 annual retainer for Board service, he should be entitled to the same. HealthSouth fails to disclose details regarding Mr. Scrushy's arrangement, therefore, the fifth paragraph of the section "Compensation of Directors" in the Proxy Statement seems to be a misstatement of the facts,

> "Other than as provided above, there were no other arrangements pursuant to which any director was compensated during the year ended December 31, 2004 for service as a Director."

Clearly, even an arrangement where a director who lawfully serves on the board of directors of a public company, but does not receive any compensation (despite his protests) is an arrangement subject to the disclosure obligations of Item 8 or Schedule

14A. In addition, HealthSouth should clarify its position on its general compensation obligations to Mr. Scrushy under his employment contract, which involve his rights as a director. Since March 2003, he has not received any compensation from HealthSouth. HealthSouth's ultimate disclosure should clarify its views about those matters.

<u>Amend the Proxy Statement to Include Mr. Scrushy's Stockholder Proposal</u>

HealthSouth's timetable for providing notice of its annual meeting and actually holding such meeting is extremely aggressive and unlikely to result in a meeting with a quorum of its stockholders. Typically, public companies provide much more advance notice of annual meetings, deadlines for stockholders to submit proposals for annual meetings, etc. While HealthSouth's situation is not typical, one must wonder what stockholder interest is being served by such a hastily called meeting?[3]

HealthSouth gave its stockholders eight business days notice to submit stockholder proposals. Mr. Scrushy's proposal was received by the company on the same day that it filed its Proxy Statement. We expect HealthSouth to seek to exclude the proposal as untimely. We would argue, however, that Mr. Scrushy's proposal was timely given the circumstances. As Rule 14a-8(e)(3) under the Exchange Act states,

> "in the event of a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is *<u>a reasonable time</u>* before the company begins to *<u>print and mail</u>* its proxy materials."

We urge that, given the company's unreasonably short notice to stockholders to submit proposals, Mr. Scrushy's proposal was made in a reasonable time for inclusion in the Proxy Statement. In the Proxy Statement, HealthSouth states that it will mail the statements to stockholders on December 5, 2005. Mr. Scrushy's submission was received by HealthSouth on December 2, 2005. Once it received that submission, if indeed it had started to print its Proxy Statement, HealthSouth could have stopped any printing, included the proposal and, recommenced printing in contemplation of mailing the Proxy Statement on December 5th or 6th. If it did not begin to print by the time that

---

[3] If the Board's plan is to call a meeting simply for the purpose of adjourning it to another time when (*or if*) it has been able to pull together a quorum, why not simply set a special meeting date for the purposes specified in the Proxy Statement for January or February 2006 so that stockholders have an opportunity to truly participate? Why not then schedule the 2006 annual meeting for July or August 2006? HealthSouth could then return to its regular cycle of annual meetings on the first Thursday of May of each year beginning in 2007. Stockholders would have a better opportunity to make informed decisions at more rational annual meeting dates in light of the company's disclosure obligations.

our submission was received, then HealthSouth is duty bound to include the submission in an amended Proxy Statement.

In the event that the Commission requires HealthSouth to amend the Proxy Statement to correct the disclosure defects outlined above, we believe that HealthSouth must include Mr. Scrushy's proposal. In the alternative, in the event that the Commission does not require HealthSouth to amend its Proxy Statement to correct the disclosure defects therein, we believe that the Commission's requirement that public companies include stockholder proposals properly submitted within a reasonable time of both *printing and mailing* the materials to stockholders, strongly argues in favor of the Commission requiring HealthSouth to amend the Proxy Statement to include Mr. Scrushy's proposal.

Conclusion

Based on the foregoing, we respectfully request that the Commission review HealthSouth's Proxy Statement and, if it finds disclosure deficiencies, causes HealthSouth to address such deficiencies. In addition, we respectfully request that the Commission compel HealthSouth to include Mr. Scrushy's proposal in an amended Proxy Statement or explain to the Commission and to Mr. Scrushy its reasons for excluding the proposal.

If you require any further information, please contact me at 212-809-5700.

Yours truly,



B. Seth Bryant

cc: Mr. Richard M. Scrushy

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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December 7, 2005

14a-8(e) and 14a-8(i)(2)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: HealthSouth Corporation -- Omission of Stockholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

I am writing on behalf of our client, HealthSouth Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the stockholder proposal and supporting statement submitted on December 2, 2005 by B. Seth Bryant on behalf of Richard M. Scrushy (the "Proponent") proposing that the Company amend its by-laws to allow stockholders to increase the size of the Board of Directors of the Company (the "Board") and to fill director vacancies created by any increase in the size of the board of directors approved by the Board or the stockholders of the Company (the "Proposal") may properly be omitted from the Company's 2005 proxy materials (the "2005 Proxy Materials"), which have already been distributed by the Company in connection with its 2005 annual meeting scheduled to be held on December 29, 2005 (the "2005 Annual Meeting"). Since the 2005 Annual Meeting is scheduled for December 29, 2005, the Company requests that the Staff respond to the Company's request as soon as possible.

Pursuant to Rule 14-8(j)(2), I am enclosing six copies of (i) this letter, (ii) the Proposal Letter (as defined below), including the Proposal and (iii) a legal opinion of this firm addressed to the Company in support of this letter (the "Delaware Law Opinion"). In accordance with Rule 14a-8(j), a copy of this submission is being sent to the Proponent.

Background of the Proposal

Only moments before the Company filed the 2005 Proxy Materials with the Commission and after the Company's executive officers authorized the filing of the 2005 Proxy Materials, the Company received a letter dated December 2, 2005 (the "Proposal Letter") requesting that the Proposal be included in the 2005 Proxy Materials in connection with the 2005 Annual Meeting. The Proposal seeks approval of binding resolutions to amend the Company's by-laws to provide that stockholders have the power to (i) increase the size of the Board and (ii) fill director vacancies created by any increase in the size of the Board, Currently under the by-laws, both of these powers are vested solely in the Board

On December 5, 2005, the Proponent submitted a letter to the Staff (the "Proponent's Letter") seeking, among other things, that the Commission (i) review the 2005 Proxy Materials to determine whether HealthSouth has satisfied its disclosure obligations as required by Schedule 14A and (ii) cause the Company to amend the 2005 Proxy Materials to include the Proponent's Proposal and any other stockholder proposal received within a reasonable time prior to the mailing of a definitive proxy statement or, in the alternative, explain to the Commission and the Proponent any basis for the exclusion of the Proposal.

The Proposal

The Proposal constitutes two binding resolutions which would give stockholders the power to (i) increase the size of the Board and (ii) fill director vacancies created by any increase in the size of the Board approved by the Board or a majority of the stockholders of the Company. The text of the resolutions is as follows:

> "WHEREAS, Section 3.2 of the By-laws only empowers the Board of Directors to fix the size of the Board of Directors and to change the number of Directors constituting the whole Board of Directors.
>
> WHEREAS, Section 3.7 of the By-laws only empowers the Board of Directors to fill vacancies resulting from newly created directorships following any increase in the authorized number of directors.

WHEREAS, the stockholders desire to have the power to increase the size of the Board and to fill director vacancies created by any increase in the size of the Board approved by the Board of Directors or the stockholders of the Corporation.

WHEREAS, pursuant to Section 8.1 of the By-laws of the Corporation, the By-laws may be amended by a majority of the stockholders of the Corporation entitled to vote at a meeting of the stockholders.

THEREFORE, BE IT RESOLVED, that Section 3.2 of the By-laws be and the same hereby is amended to read in its entirety as follows:

> "Section 3.2 Number of Directors. The Board of Directors of the Corporation shall consist of one or more members. The exact number of Directors which shall constitute the whole Board of Directors shall be fixed from time to time by resolution adopted by a majority of the whole Board of Directors or a majority of the stockholders. Until the number of Directors has been so fixed by the Board of Directors, the number of Directors constituting the whole Board of Directors shall be three. After fixing the number of Directors constituting the whole Board of Directors, either the Board of Directors may or the stockholders of the Corporation may, by resolution adopted by a majority of the whole Board of Directors or a majority of the stockholders, as applicable, from time to time change the number of Directors constituting the whole Board of Directors. Notwithstanding the foregoing, the Board of Directors shall have no power to undo any such change by the stockholders without the consent of a majority of the stockholders."

RESOLVED, FURTHER, that the first sentence of Section 3.7 of the By-laws be and the same hereby is amended to read in its entirety as follows:

> "Section 3.7. Vacancies. Vacancies in the Board of Directors and newly created Directorships resulting from any increase in the authorized number of Directors shall be filled by a majority of the Directors then in office, though less than a quorum, or by a sole remaining Director or by the stockholders of the Corporation."

Factual Background

In March 2003, the Company first learned of a broad governmental investigation into its public reporting and related matters that revealed an accounting fraud which occurred under the Company's then current management, including the Proponent who was the Company's Chief Executive Officer. On March 18, 2003, agents from the Federal Bureau of Investigation executed a search warrant at the Company's headquarters and were provided access to a number of financial records and other materials. The agents simultaneously served a grand jury subpoena on the Company on behalf of the Department of Justice's criminal division. Some of the Company's employees also received subpoenas. On March 19, 2003, the date the Commission announced its lawsuit against the Company, the Board placed the Proponent and other former officers of the Company on administrative leave. Shortly thereafter, the outside directors on the Board unanimously declared the Proponent's employment agreement null and void and removed him from his positions as Chairman of the Board and Chief Executive Officer, effective March 19, 2003. Until December 5, 2005, the Proponent had refused the Board's request that he resign as a director.

Because the Company has not been current in the filing of its reporting obligations, the Company has been unable to conduct a proxy solicitation in accordance with the proxy rules and Schedule 14A which require that a proxy statement be accompanied or preceded by an annual report to security holders.[1] As a result, the Company's 2003 annual meeting of stockholders, which was originally scheduled for May 15, 2003, was postponed.

The Company has determined to hold an annual meeting of stockholders to elect directors as soon as it was able to comply with the proxy rules. On November 14, 2005, the Company announced in a press release (the "Announcement Release"), which was furnished to the Commission on a Current Report on Form 8-K, that it intended to hold its 2005 Annual Meeting in order to elect directors prior to the end of the year. The Company stated in the Announcement Release that its ability to hold this meeting was subject to the filing of the Company's 2004 Annual Report on Form 10-K with the Commission (the "2004 Annual Report") in sufficient time to permit the Company to comply with the proxy rules. The Company issued the Announcement Release promptly after it became likely that it would be able to file the 2004 Annual Report and conduct a proxy solicitation relating to the 2005 Annual Meeting in accordance with the federal securities laws.

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[1] Rule 14a-3(b)(1) of the Exchange Act.

In the Announcement Release, the Company announced that stockholders who wished to have a proposal included in the proxy statement for the 2005 Annual Meeting must send their proposal to the Company "so that it is received it no later than November 25, 2005."[2] The Company also reported that it intends to hold its 2006 annual meeting of stockholders during the second quarter of 2006.[3]

Not only does the Company believe that it is in the best interests of its stockholders to hold an annual meeting to elect directors as soon as it met the requirements of the federal securities laws, but it is also a legal obligation of the Company. On September 8, 2003, a derivative lawsuit captioned *Teachers Retirement Sys. of Louisiana v. Scrushy*, C.A. No. 20529-NC, was filed in the Delaware Court of Chancery that, among other things, asserted a claim under Section 211(c) of the General Corporation Law of the State of Delaware (the "DGCL") seeking to compel the Company to hold an annual stockholders meeting. On December 2, 2003, the Company announced a settlement with the plaintiffs (the "Teachers Settlement") pursuant to which the lawsuit was terminated, and the Company agreed to hold an "annual meeting of stockholders (or special meeting in lieu thereof) at which directors are to be elected no later than sixty (60) days after the Company is able to satisfy the requirements of Rule 14a-3 under the Securities Exchange Act of 1934, as amended." The terms of the Teachers Settlement were reported in a Current Report on Form 8-K filed by the Company on December 2, 2003 and are also described in the 2004 Annual Report.

On December 2, 2005, the Company filed the 2004 Annual Report and the 2005 Proxy Materials with the Commission and commenced printing approximately 120,000 of each of those documents for stockholders. The Company mailed these materials to stockholders on December 5, 2005. The purposes of the 2005 Annual Meeting are to (i) elect a board of directors to serve until the 2006 annual meeting of stockholders or until their successors are duly elected and qualified and (ii) to consider a stockholder proposal as described in the 2005 Proxy Materials that was timely submitted to the Company.

Exclusion of the Proposal

Rule 14a-8 of the Exchange Act requires that stockholder proposals must be received at a company's principal executive offices not later than 120 calendar days before the date such company's proxy statement is released to

---

[2] Press Release of HealthSouth Corporation dated November 14, 2005.

[3] Press Release of HealthSouth Corporation dated November 14, 2005.

stockholders in connection with the previous year's annual meeting.[4] However, if, as with the Company, the issuer did not hold an annual meeting in the prior year, then the deadline is a "reasonable time before the company begins to print and mail its proxy materials."[5]

Since the Company has not been able to hold an annual meeting since 2002, the Company issued the Announcement Release to provide notice of, among other things, (i) its intention to hold an annual meeting prior to the end of 2005, and (ii) the date on which a Rule 14a-8 proposal to be included in the Company's 2005 Proxy Materials must be received by the Company. The Announcement Release was issued eleven days prior to the deadline for submission of stockholder proposals.

The Company believes that providing stockholders with eleven days notice to submit a proposal for inclusion in Proxy Statement for the 2005 Annual Meeting was adequate under the circumstances. The adequacy of the advance notice provided is demonstrated by the fact that the Company received a proposal from another stockholder, within the required time period, and this proposal was included in the 2005 Proxy Materials.[6] Moreover, since the Company announced that it plans to hold its 2006 annual meeting of stockholders in the second quarter of 2006, any stockholder proposal that was not timely submitted to the Company to be considered for inclusion in the 2005 Proxy Materials may be re-submitted and could be considered for inclusion in the proxy materials for the 2006 annual meeting of stockholders which the Company expects will be held in a few months, rather than a full calendar year later as would normally be the case.[7]

There can be no argument that the Proponent lacked adequate notice of the deadlines set forth in the Announcement Release. In the Proposal Letter and in the Proponent's Letter, the Proponent acknowledges that he was aware of the Announcement Release. Moreover, the Proponent is quoted in a news article dated November 15, 2005, one day after the Announcement Release, concerning the Company's decision to hold the 2005 Annual Meeting.[8] The Proponent is an experienced investor who is represented by sophisticated counsel that submitted both

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[4] Rule 14a-8(e)(2) of the Exchange Act.

[5] Rule 14a-8(e)(2) of the Exchange Act.

[6] See 2005 Proxy Materials, page 37.

[7] See 2005 Proxy Materials, page 17-18.

[8] The Birmingham News, November 15, 2005, "Formal shareholders meeting set; Investors can vote in non-Scrushy board", Michael Tomberlin.

his Proposal and the Proponent's Letter. The Proponent, by his own admission and as reflected in the 2005 Proxy Materials, is a large stockholder of the Company.[9] In light of the foregoing, it is clear that the Proponent, like other stockholders, could easily have complied with the deadline provided by the Company for submitting his Proposal in a timely manner had he desired to do so.

The Proponent, however, chose to submit his Proposal **one week after the deadline** that the Company had set forth in the Announcement Release.[10] The Staff has consistently strictly enforced the deadline for the submission of stockholder proposals pursuant to Rule 14a-8(e)(2) and has consistently held that proposals received after a deadline may be omitted from a company's proxy materials. *Bob Evans Farms, Inc.*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 608 (June 1, 2005) (excluding a proposal filed three days late since the "Staff has strictly enforced the deadline for submission of stockholder proposals and has consistently held that proposals received after the Rule 14a-8(e)(2) deadline may be omitted from a Company's proxy materials"); *First Franklin Corporation*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 313 (Mar. 1, 2005) (excluding a proposal filed one day after the deadline); *General Electric Company*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 197 (Feb. 10, 2005); *Verizon Communications Inc.*, SEC No-Action Letter, 2004 SEC No. Act. LEXIS 97 (Jan. 19, 2004). Excluding the Proponent's Proposal, which was filed one full week after the deadline, is clearly consistent with the Staff's prior positions concurring that a company may omit from its proxy materials a proposal submitted on an untimely basis.

The Company also has determined to exclude the Proposal because it was not delivered a reasonable time before the Company began to print and mail its proxy materials as required by Rule 14a-8 of the Exchange Act. The Proposal Letter was submitted **on the date that the Company filed with the Commission and commenced printing the 2004 Annual Report and the 2005 Proxy Materials**, which, under previous Staff no-action guidance, does not constitute "a reasonable time <u>before</u> the company begins to print and mail its proxy materials".[11]

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[9] See 2005 Proxy Materials, page 4 and Proposal Letter, page 1.

[10] The Proponent's Proposal was submitted to the Company more than nine hours after the Company filed the 2004 Annual Report, approximately five hours after the Company began printing the 2004 Annual Report, less than 15 minutes prior to the time the Company filed and began printing the 2005 Proxy Materials and after the Company's executive officers had cleared the proxy statement for filing.

[11] Rule 14a-8(e)(2) (emphasis added).

A stockholder proposal that is delivered to a company on the date the company begins to print and mail its proxy materials should be excludable because it does not provide a company with adequate time to research and respond to the proposal on a substantive basis under Rule 14a-8 and would result in excessive delay in sending the proxy materials to the Company's stockholders. See *Telecom Plus International Inc.*, SEC No-Action Letter, 1987 SEC No-Act. LEXIS 1614 (Feb. 10, 1987) (excluding a proposal that "was not received by the Company until the final stages preparatory to commencing the proxy solicitation, with the result that there [was] not a reasonable time for the Company to consider the proposal without causing excessive delay in the distribution of proxy materials to its stockholders."); *Greyhound Lines, Inc.*, SEC No-Action Letter, 1999 SEC No-Act. LEXIS 15 (Jan. 8, 1999), (excluding proposal under Rule 14a-8(e)(3) because the registrant "did not receive the proposal until it was in the final stages preparatory to commencing its proxy solicitation, with the result that there is not a reasonable time for [the registrant] to consider the proposal without causing an excessive delay in the distribution of its special meeting proxy materials to stockholders"); *Scudder New Europe Fund, Inc.*, SEC No-Action Letter, 1998 SEC No-Act. LEXIS 1003 (Nov. 6, 1998) (excluding proposal under Rule 14a-8(e)(3) when the proposal was not received by the registrant "until final stages preparatory to commencing the proxy solicitation, with the result that there is not a reasonable time for the [registrant] to consider the proposal without causing an excessive delay in the printing and mailing of proxy materials"); *Chemical Investors, Inc.*, SEC No-Action Letter, 1980 SEC No-Act. LEXIS 3220 (Apr. 22, 1980); *The Bendix Corporation*, SEC No-Action Letter, 1982 SEC No-Act. LEXIS 2828 (Sep. 10, 1982) (with full awareness of the importance to the company and its stockholders of keeping to the time schedule for the solicitation of stockholders, the proponent chose to wait until it was obvious that the company would be committed to the printing of definitive material before delivery of the stockholder proposal); and *Bioenergy Nutrients, Inc.*, SEC No-Action Letter, 1991 SEC No-Act. LEXIS 760 (May 30, 1991). Moreover, by the time the Proponent had submitted the Proponent's Letter to the Commission on December 5, 2005, the Company had mailed the approximately 120,000 copies of the 2005 Proxy Materials to its stockholders. In light of the timing of the Proponent's submission of the Proposal to the Company, it should clearly be excluded from the 2005 Proxy Materials.

In addition to the failure to comply with Rule 14a-8, a delay in the mailing of the 2005 Proxy Materials to include the Proponent's proposal would negatively impact the Company and its stockholders. If the Company had delayed the mailing of its Proxy Materials in response to the Proposal, the Company might have been forced to postpone the 2005 Annual Meeting. If the 2005 Annual Meeting is not held on or before December 31, 2005, the Company will not be able to solicit proxies until its 2005 financial statements are completed. As a result, an annual meeting to elect directors would be further delayed at least an additional five months.[12] The Company believes that this is not in the best interests of the Company or its stockholders. Rather, the Company believes that it should hold its first annual meeting to elect directors since 2002 as soon as possible. The Proponent's Proposal, as well as his request that the Commission review the Company's proxy statement for inaccuracies and include his Proposal, seems to be aimed solely at disrupting the 2005 Annual Meeting. The Proponent, who served as a member of the Company's Board prior to his resignation on December 5, 2005, was provided a Director & Officer Questionnaire by the Company in connection with the Company's preparation of the 2005 Proxy Materials. Rather than attempting to rectify any alleged inaccuracies, the Proponent determined not to return the Director & Officer Questionnaire. The Proponent should not be permitted to abuse the stockholder proposal system to unnecessarily delay an annual meeting for the election of directors for several additional months.

A delay in convening the 2005 Annual Meeting would also be problematic for the Company in light of the Teachers Settlement. As discussed above, the Teachers Settlement requires that the Company hold an annual meeting no later than sixty (60) days after the Company is able to satisfy the requirements of Rule 14a-3 under the Exchange Act. The Company was not able to satisfy the requirements of Rule 14a-3 until December 2, 2005, the date the 2004 Annual Report was filed with the Commission. Accordingly, the terms of the Teachers Settlement could be read to require that an annual meeting of stockholders be held no later than January 31, 2006. We do not believe that the Delaware Court of Chancery is likely to provide any relief from this order.[13] As a result, if the Company does not hold an annual meeting before the end of this calendar year, it could be ordered by a court to hold a stockholders' meeting at a time when it is not in compliance with Rule 14a-3.

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[12] The Proponent's request in the Proponent's Letter that the Company set a special meeting date for January or February 2006 ignores the proxy rule requirements that the Company cannot solicit proxies prior to mailing an annual report to stockholders in compliance with Rule 14a-3 of the Exchange Act.

[13] In that regard, only weeks ago that Delaware Chancery Court issued an opinion strongly supporting the stockholders' "virtually absolute" right to have an annual meeting ordered if one has not been held by the statutory deadline. New Castle Partners, L.P. v. Vesta Ins. Group, Inc., C.A. No. 1485-N (Del. Ch. Nov. 15, 2005, revised Nov. 16, 2005), slip op. at 6 (citing Speiser v. Baker, 525 A.2d 1001 (Del. Ch. 1987)). Indeed, the Delaware Chancery Court denied the defendant corporation's motion for reargument despite that corporation's stated inability to comply with Rule 14a-3, reasoning that the stockholders' clear right to an annual meeting did not conflict with the policy reasons for federal regulation. Id. at 7-10.

Finally, the Company also believes that the Proposal may be properly omitted under Rule 14a-8(i)(2) because implementation would cause the Company to violate state law. Rule 14a-8(i)(2) provides that a company may omit a stockholder proposal and any statement in support thereof from its proxy statement and form of proxy "[i]f the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." Recently, the Staff has concurred with the omission of similar proposals by numerous other companies in reliance on Rule 14a-8(i)(2). See *McKesson Corporation*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 434 (Mar. 19, 2005) (permitting the exclusion of a proposal where implementation of such proposal would cause the company to violate state law); *Schering-Plough*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 51 (Jan. 15, 2005) (same); *Pfizer Inc., SEC No-Action Letter*, 2005 SEC No-Act. LEXIS 52 (Jan, 14, 2005) (same); *Baxter International*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 59 (Jan. 13, 2005) (same); *General Electric Co.*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 62 (Jan. 12, 2005) (same); and *Hewlett-Packard Co.*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 22 (Jan. 6, 2005) (same).

The Company is incorporated under the laws of the State of Delaware. The Company believes that the Proposal, if adopted and implemented, would cause the Company to violate Delaware law. Specifically, the Proposal would require that the exact number of directors which shall constitute the whole Board to be fixed from time to time by resolution adopted by a majority of the whole Board or a "majority of the stockholders." (emphasis added). This voting standard, also known as "per capita voting," would require the approval of the number of directors by a majority of the persons who own the Company's stock, without regard for the number of shares of stock owned by those persons.

Section 212(a) of the DGCL states "[u]nless otherwise provided in the certificate of incorporation ..., each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder." Per capita voting's "one person, one vote" standard differs from the "one share, one vote" requirement in Section 212(a) of the DGCL Per capita voting is authorized under Delaware case law only where expressly provided for under a company's certificate of incorporation.. See *Sagusa, Inc. v. Magellan Petroleum Corp.*, Civ. A. No. 12,977, 1993 Del. Ch. LEXIS 268 (Del. Ch. Dec. 1, 1993), aff'd 1994 Del. LEXIS 294 (Del. Sept. 28, 1994). No such provision is included in the Company's Restated Certificate of Incorporation. Rather, Section 2.7 of the Company's by-laws provide that "at any meeting of stockholders, each stockholder holding, as of the record date, shares of stock entitled to be voted on any matter at such meeting shall have one vote on each such matter submitted to vote at such meeting for each such share of stock held by such stockholder" (emphasis added). Accordingly, the Proposal mandates a voting standard that would violate Section 212(a) of the DGCL. For these reasons, the Proposal, if adopted and implemented, would cause the Company to violate Delaware law. This conclusion and the discussion of Delaware law are supported by the accompanying Delaware Law Opinion.

In the Proponent's Letter, the Proponent also argues that the Company's timetable is "extremely aggressive and unlikely to result in a meeting with a quorum of its stockholders." The Company disagrees with the Proponent's assessment for holding the meeting. The mailing of proxy materials to stockholders typically occurs 25 – 30 days prior to the date of the annual meeting. The Company mailed its 2005 Proxy Materials 24 days prior to the date of the annual meeting. In order for brokers to exercise discretionary authority to vote proxies, materials must be submitted to beneficial owners at least 15 days prior to the meeting date.[14] The Company has mailed its 2005 Proxy Materials sufficiently in advance to allow for discretionary voting.

Although the Company would prefer the luxury of additional time to prepare for its 2005 Annual Meeting, the Company's timetable has afforded stockholders the opportunity to submit proposals, nominate directors and (most importantly) vote for directors at an annual meeting prior to the end of the year, while permitting the Company to comply with its legal obligations.

Conclusion

For the reasons discussed in more detail above, the Company requests that the Staff concur with the Company's view that the Proposal be excluded from the 2005 Proxy Materials for the 2005 Annual Meeting. The Company will consider the Proposal as timely filed for the 2006 annual meeting of stockholders and will consider the Proposal for inclusion at that annual meeting in the same manner as all other stockholder proposals are considered. The Company and its stockholders would be negatively impacted by amending the 2005 Proxy Materials to include the Proposal and the corresponding delay such an amendment would cause, and we urge the Staff's prompt concurrence in our position.

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[14] New York Stock Exchange Inc., Rules Governing Member Organizations, Rule 451(b)(1).

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (302) 651-3090 or Gregory L. Doody, Executive Vice President, General Counsel and Secretary of the Company, at (205) 967-7116.

Very truly yours,



Robert B. Pincus

cc: B. Seth Bryant, Adorno & Yoss, counsel to Richard M. Scrushy
Gregory L. Doody, HealthSouth Corporation

Enclosures

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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December 7, 2005

HealthSouth Corporation
One HealthSouth Parkway
Birmingham, AL 35243

Re: Shareholder Proposal Submitted by B. Seth Bryant on Behalf of Richard M. Scrushy

Ladies and Gentlemen:

You have requested our opinion as to whether the shareholder proposal (the "Proposal") submitted to HealthSouth Corporation, a Delaware corporation (the "Company"), by B. Seth Bryant on behalf of Richard M. Scrushy (the "Proponent") would, if adopted and implemented, violate the provisions of the Delaware General Corporation Law (the "DGCL").

We have reviewed copies of the Proponent's letter to the Company, dated December 2, 2005, and the Proposal and supporting statement that accompanied such letter. We also have reviewed copies of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and By-laws (the "By-laws"), each as currently in effect, and such other documents as we deemed necessary or appropriate as a basis for the opinion expressed herein. We have assumed the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such copies.

I. The Proposal

The Proponent has submitted to the Company a Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, which would require that the exact number of Directors which shall constitute the whole Board of Directors be fixed from time to time by resolution adopted by a majority of the whole Board of Directors or a majority of the stockholders. The text of the Proposal is as follows:

> WHEREAS, Section 3.7 of the By-laws only empowers the Board of Directors to fill vacancies resulting from newly created directorships following any increase in the authorized number of directors.
>
> WHEREAS, the stockholders desire to have the power to increase the size of the Board and to fill director vacancies created by any increase in the size of the Board approved by the Board of Directors or the stockholders of the Corporation.
>
> WHEREAS, pursuant to Section 8.1 of the By-laws of the Corporation, the By-laws may be amended by a majority of the stockholders of the Corporation entitled to vote at a meeting of the stockholders.
>
> THEREFORE, BE IT RESOLVED, that Section 3.2 of the By-laws be and the same hereby is amended to read in its entirety as follows:
>
> "Section 3.2 Number of Directors. The Board of Directors of the Corporation shall consist of one or more members. The exact number of Directors which shall constitute the whole Board of Directors shall be fixed from time to time by resolution adopted by a majority of the whole Board of Directors or a majority of the stockholders. Until the number of Directors has been so fixed by the Board of Directors, the number of Directors constituting the whole Board of Directors shall be three. After fixing the number of Directors constituting the whole Board of Directors, either the Board of Directors may or the stockholders of the Corporation may, by resolution adopted by a majority of the whole Board of Directors or a majority of the stockholders, as applicable, from time to time change the number of Directors constituting the whole Board of Directors. Notwithstanding the foregoing, the Board of Directors shall have no power to undo any such change by the stockholders without the consent of a majority of the stockholders."
>
> RESOLVED, FURTHER, that the first sentence of Section 3.7 of the By-laws be and the same hereby is amended to read in its entirety as follows:
>
> "Section 3.7. Vacancies. Vacancies in the Board of Directors and newly created Directorships resulting from any increase in the authorized number of Directors shall be filled by a majority of the Directors then in office, though

less than a quorum, or by a sole remaining Director or by the stockholders of the Corporation."

Members of our firm are admitted to the bar of the State of Delaware, and we do not express herein any opinion as to the laws of any other jurisdiction.

II. Analysis of Invalidity of the Proposal

In our opinion, the Proposal, if adopted and implemented, would cause the Company to violate Delaware law, specifically Section 212(a) of the DGCL. As set forth in the Proposal, the proposed By-law amendment requiring approval by a vote of a "majority of the stockholders" (a "per capita" voting standard) would be invalid under Section 212(a) of the DGCL without the express authorization of a per capita voting standard in the Certificate of Incorporation.

Section 212 of the DGCL addresses the voting rights of shareholders. Paragraph (a), in particular, states:

> Unless otherwise provided in the certificate of incorporation ..., each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder.

8 Del. C. § 212(a) (2005) (emphasis added). Thus, a Delaware corporation, such as the Company, is governed by the "one share, one vote" standard prescribed in Section 212(a) of the DGCL, unless a provision in the certificate of incorporation states otherwise. Consequently, to be valid, any variance from the "one share, one vote" standard must be set forth in the certificate of incorporation. See Sagusa, Inc. v. Magellan Petroleum Corp., Civ. A. No. 12,977, 1993 Del. Ch. LEXIS 268 (Del. Ch. Dec. 1, 1993), aff'd 1994 Del. LEXIS 294 (Del. Sept. 28, 1994).

Section 212(a) of the DGCL does not permit companies to deviate from the "one share, one vote" standard through an amendment to a company's bylaws. The Delaware Supreme Court has made clear that under Section 212(a), "voting rights of stockholders may be varied from the 'one share-one vote' standard by the certificate of incorporation...." Providence & Worcester Co. v. Baker, 378 A.2d 121, 123 (Del. 1977) (emphasis added). Indeed, more than one hundred years ago, the Delaware legislature specifically amended an earlier version of Section 212 to eliminate a provision that permitted shareholders to alter voting power through the adoption or amendment of by-laws.

In 1883, Delaware law provided that voting rights would be governed by the by-laws. See Providence & Worcester, 378 A.2d at 123; see also 1 Folk on the Delaware General Corporation Law § 212.2 (Rodman Ward, Jr. et al. eds., 4th ed. 2005-1 Supp.) ("Although an early version of the statute allowed voting restrictions or limitations to be imposed by by-law provision, the statute now recognizes only a certificate provision."). Specifically, the earlier version of Section 212(a) provided that "a shareholder was entitled to one vote for each share '[u]nless otherwise provided in the charter, certificate or by-laws of the Corporation.'" Giuricich v. Emtrol Corp., 449 A.2d 232, 239 n.14 (Del. 1982) (emphasis in original) (citing Ernest L. Folk, III, The Delaware General Corporation Law: A Commentary and Analysis 209 (1st ed. 1972)). In 1897, the statute was changed so that "a stockholder may no longer be deprived of his voting rights by a mere change in the bylaws." Id. Thus, Delaware courts have since held that any by-law attempting to alter voting rights is void. See Brooks v. State, 79 A. 790 (Del. 1911) (holding that a by-law that attempts to alter voting power of stock is void).

The Proposal would require that the exact number of Directors which shall constitute the whole Board f Directors be fixed from time to time by resolution adopted by a majority of the whole Board of Directors or a "majority of the stockholders." Absent any indication in the Proposal to the contrary, "a majority of the stockholders" contemplates a per capita voting system. We have reviewed the Certificate of Incorporation and it does not contain any provision purporting to authorize per capita voting. Rather, Section 2.7 of the By-laws provides "[a]t any meeting of stockholders, each stockholder holding, as of the record date, shares of stock entitled to be voted on any matter at such meeting shall have one vote on each such matter submitted to vote at such meeting for each such share of stock held by such stockholder, as of the record date, as shown by the list of stockholders entitled to vote at the meeting, unless the Certificate of Incorporation provides for more or less than one vote for any share, on any matter...." Without express authorization in the Certificate of Incorporation, as well as the express language in Section 2.7 of the By-laws, the Company is required by Delaware law to adhere to the "one share, one vote" standard mandated under Section 212(a) of the DGCL. Therefore, the proposed By-law amendment requiring per capita voting would violate Section 212(a) and the Proposal would, if adopted and implemented, violate Delaware law.

III. Conclusion

Based upon and subject to the foregoing, it is our opinion that the proposed By-law amendment requiring that the exact number of Directors which shall constitute the whole Board of Directors be fixed from time to time by resolution adopted by a majority of the whole Board of Directors or a "majority of the stockholders" is invalid and the Proposal would therefore, if adopted and implemented, violate the requirements of Section 212(a) of the DGCL.

This letter is furnished only to you and is solely for your benefit in connection with the Proposal and, except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by, or assigned to, any other person for any purpose without our express prior written consent. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Very truly yours,



EXHIBIT 3.2

BY-LAWS

OF

HEALTHSOUTH Corporation

(a Delaware corporation)

TABLE OF CONTENTS*
to
BY-LAWS
of
HEALTHSOUTH Corporation

Page

ARTICLE I
OFFICES

ARTICLE II
MEETINGS OF STOCKHOLDERS

ARTICLE III
BOARD OF DIRECTORS

* The Table of Contents appears here for convenience only and should not be considered a part of the Bylaws.

ARTICLE IV

OFFICERS

ARTICLE V

CAPITAL STOCK

ARTICLE VI

INDEMNIFICATION

ARTICLE VII

MISCELLANEOUS PROVISIONS

ARTICLE VIII

AMENDMENTS

As Amended through
May 17, 2001
(See 3.4)

BY-LAWS

OF

HEALTHSOUTH Corporation

ARTICLE I
OFFICES

Section 1.1. Location. The address of the registered office of HEALTHSOUTH Corporation (the "Corporation") in the State of Delaware and the name of the registered agent at such address shall be as specified in the Certificate of Incorporation or, if subsequently changed, as specified in the most recent Statement of Change filed pursuant to law. The Corporation may also have other offices at such places within or without the State of Delaware as the Board of Directors may from time to time designate or the business of the Corporation may require.

Section 1.2. Change of Location. In the manner permitted by law, the Board of Directors or the registered agent may change the address of the Corporation's registered office in the State of Delaware and the Board of Directors may make, revoke or change the designation of the registered agent.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 2.1. Annual Meeting. The annual meeting of the stockholders of the Corporation for the election of Directors and for the transaction of such other business as may properly come before the meeting shall be held at the registered office of the Corporation, or at such other place within or without the State of Delaware as the Board of Directors may fix by resolution or as set forth in the notice of the meeting. In the event that the Board of Directors shall not otherwise fix the time, date and place of meeting, the annual meeting shall be held at the registered office of the Corporation at 11:00 a.m. Central Time on the first Thursday of May of each year, commencing with the year 1999, but if such a date is a legal holiday, then on the next succeeding business day.

Section 2.2. Special Meetings. Special meetings of stockholders, unless otherwise prescribed by law, may be called at any time by the Chairman of the Board, by the President or by order of the Board of Directors. Special meetings of stockholders prescribed by law for the election of Directors shall be called by the Board of Directors, the Chairman of the Board, the President, or the Secretary whenever required to do so pursuant to applicable law. Special meetings of stockholders shall be held at such time and such place, within or without the State of Delaware, as shall be designated in the notice of meeting.

Section 2.3. List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger of the Corporation shall prepare and make, or cause to be prepared and made, at least ten days before every meeting of stockholders, a complete list, based upon the record date for such meeting determined pursuant to Section 5.8, of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if such place shall not be so specified, at the place where the meeting is to be held. The list also shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list of stockholders entitled to vote at any meeting, or to inspect the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 2.4. Notice of Meetings. Written notice of each annual and special meeting of stockholders, other than any meeting the giving of notice of which is otherwise prescribed by law, stating the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered or mailed, in writing, at least ten but not more than fifty days before the date of such meeting, to each stockholder entitled to vote thereat. If mailed, such notice shall be deposited in the United States mail, postage prepaid, directed to such stockholder at his address as the same appears on the records of the Corporation. An affidavit of the Secretary, an Assistant Secretary or the transfer agent of the Corporation that notice has been duly given shall be evidence of the facts stated therein.

Section 2.5. Adjourned Meeting's and Notice Thereof. Any meeting of stockholders may be adjourned to another time or place, and the Corporation may transact at any adjourned meeting any business which might have been transacted at the original meeting. Notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, unless (a) any adjournment or series of adjournments caused the original meeting to be adjourned for more than thirty days after the date originally fixed therefor, or (b) a new record date is fixed for the adjourned meeting. If notice of an adjourned meeting is given, such notice shall be given to each stockholder of record entitled to vote at the adjourned meeting in the manner prescribed in Section 2.4 for the giving of notice of meetings.

Section 2.6. Quorum. At any meeting of stockholders, except as otherwise expressly required by law or by the Certificate of Incorporation, the holders of record of at least a majority of the outstanding shares of capital stock entitled to vote or act at such meeting shall be present or represented by proxy in order to constitute a quorum for the transaction of any business, but less than a quorum shall have power to adjourn any meeting until a quorum shall be present. When a quorum is once present to organize a meeting, the quorum cannot be destroyed by the subsequent withdrawal or revocation of the proxy of any stockholder. Shares of capital stock owned by the Corporation or by another corporation, if a majority of the shares of such other corporation entitled to vote in the election of Directors is held by the Corporation, shall not be counted for quorum purposes or entitled to vote.

Section 2.7. Voting. At any meeting of stockholders, each stockholder holding, as of the record date, shares of stock entitled to be voted on any matter at such meeting shall have one vote on each such matter submitted to vote at such meeting for each such share of stock held by such stockholder, as of the record date, as shown by the list of stockholders entitled to vote at the meeting, unless the Certificate of Incorporation provides for more or less than one vote for any share, on any matter, in which case every reference in these By-laws to a majority or other proportion of stock shall refer to such majority or other proportion of the votes of such stock.

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, provided that no proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only so long as, it is coupled with an interest, whether in the stock itself or in the Corporation generally, sufficient in law to support an irrevocable power.

The Board of Directors, the Chairman of the Board, the President, or the person presiding at a meeting of stockholders may appoint one or more persons to act as inspectors of voting at any meeting with respect to any matter to be submitted to a vote of stockholders at such meeting, with such powers and duties, not inconsistent with applicable law, as may be appropriate.

Section 2.8. Action by Consent of Stockholders. Unless otherwise provided in the Certificate of Incorporation, whenever any action by the stockholders at a meeting thereof is required or permitted by law, the Certificate of Incorporation, or these By-laws, such action may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by all of the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of such action without a meeting and by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III
BOARD OF DIRECTORS

Section 3.1. General Powers. The property, business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors. The Board of Directors may exercise all such powers of the Corporation and have such authority and do all such lawful acts and things as are permitted by law, the Certificate of Incorporation or these By-laws.

Section 3.2. Number of Directors. The Board of Directors of the Corporation shall consist of one or more members. The exact number of Directors which shall constitute the whole Board of Directors shall be fixed from time to time by resolution adopted by a majority of the whole Board of Directors. Until the number of Directors has been so fixed by the Board of Directors, the number of Directors constituting the whole Board of Directors shall be three. After fixing the number of Directors constituting the whole Board of Directors, the Board of Directors may, by resolution adopted by a majority of the whole Board of Directors, from time to time change the number of Directors constituting the whole Board of Directors.

Section 3.3. Qualification. Directors must be natural persons but need not be stockholders of the Corporation. Directors who willfully neglect or refuse to produce a list of stockholders entitled to vote at any meeting for the election of Directors shall be ineligible for election to any office at such meeting.

Section 3.4. Election. Except as otherwise provided by law, the Certificate of Incorporation or these By-laws, after the first meeting of the Corporation at which Directors are elected, Directors of the Corporation shall be elected in each year at the annual meeting of stockholders, or at a special meeting in lieu of the annual meeting called for such purpose, by a plurality of votes cast at such meeting. The Board of Directors shall nominate a slate of

Directors for election at such annual meeting or special meeting. Any stockholder wishing to nominate a candidate for Director at any such annual meeting or special meeting must submit such nomination in writing to the Secretary of the Corporation so that such nomination in received not later than the 30th day preceding the date set for such annual meeting or special meeting. Such nomination must be accompanied by a written statement from such nominee indicating that such nominee is qualified and willing to serve as a Director if so elected. The voting on Directors at any such meeting shall be by written ballot unless otherwise provided in the Certificate of Incorporation.

Section 3.5. Term. Each Director shall hold office until his successor is duly elected and qualified, except in the event of the earlier termination of his term of office by reason of death, resignation, removal or other reason.

Section 3.6. Resignation and Removal. Any Director may resign at any time upon written notice to the Board of Directors, the Chairman of the Board, the President or the Secretary, The resignation of any Director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Any Director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares of capital stock then entitled to vote at an election of Directors, except as otherwise provided by applicable law.

Section 3.7. Vacancies. Vacancies in the Board of Directors and newly created Directorships resulting from any increase in the authorized number of Directors shall be filled by a majority of the Directors then in office, though less than a quorum, or by a sole remaining Director.

If one or more Directors shall resign from the Board of Directors effective at a future date, a majority of the Directors then in office, including those who have so resigned at a future date, shall have power to fill such vacancy or vacancies, the vote thereon to take effect and the vacancy to be filled when such resignation or resignations shall become effective, and each Director so chosen shall hold office as provided in this Section 3.7 in the filling of other vacancies.

Each Director chosen to fill a vacancy on the Board of Directors shall hold office until the next annual election of Directors and until his successor shall be elected and qualified.

Section 3.8. Quorum and Voting. Unless the Certificate of Incorporation, provides otherwise, at all meetings of the Board of Directors, a majority of the total number of Directors shall be present to constitute a quorum for the transaction of business. A Director interested in a contract or transaction may be counted in determining the presence of a quorum at a meeting of the Board of Directors which authorizes the contract or transaction. In the absence of a quorum, a majority of the Directors present may adjourn the meeting until a quorum shall be present.

Unless the Certificate of Incorporation provides otherwise, members of the Board of Directors or any committee designated by the Board of Directors may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting.

The vote of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors unless the Certificate of Incorporation or these By-laws shall require a vote of a greater number.

Section 3.9. Regulations. The Board of Directors may adopt such rules and regulations for the conduct of the business and management of the Corporation, not inconsistent with law or the Certificate of Incorporation or these By-laws, as the Board of Directors may deem proper. The Board of Directors may hold its meetings and cause the books and records of the Corporation to be kept at such place or places within or without the State of Delaware as the Board of Directors may from time to time determine. A member of the Board of Directors, or a member of any committee designated by the Board of Directors shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or reports made to the Corporation by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care by the Board of Directors or any committee of the Board of Directors or in relying in good faith upon other records of the Corporation.

Section 3.10. Annual Meeting. An annual meeting of the Board of Directors shall be called and held for the purpose of organization, election of officers and transaction of any other business. If such meeting is held promptly after and at the place specified for the annual meeting of stockholders, no notice of the annual meeting of the Board of Directors need be given. Otherwise, such annual meeting shall be held at such time (not more than thirty days after the annual meeting of stockholders) and place as may be specified in a notice of the meeting.

Section 3.11. Regular Meetings. Regular meetings of the Board of Directors shall be held at the time and place, within or without the State of Delaware, as shall from time to time be determined by the Board of Directors. After there has been such determination and notice thereof has been given to each member of the Board of Directors, no further notice shall be required for any such regular meeting. Except as otherwise provided by law, any business may be transacted at any regular meeting.

Section 3.12. Special Meetings. Special meetings of the Board of Directors may, unless otherwise prescribed by law, be called from time to time by the Chairman of the Board or the President, and shall be called by the Chairman of the Board, the President or the Secretary upon the written request of a majority of the whole Board of Directors directed to the Chairman of the Board, the President or the Secretary. Except as provided below, notice of any special meeting of the Board of Directors, stating the time, place and purpose of such special meeting, shall be given to each Director.

Section 3.13. Notice of Meetings; Waiver of Notice. Notice of any meeting of the Board of Directors shall be deemed to be duly given to a Director (i) if mailed to such Director addressed to him at his address as it appears upon the books of the Corporation, or at the address last made known in writing to the Corporation by such Director as the address to which such notices are to be sent, at least five days before the day on which such meeting is to be held, or (ii) if sent to him at such address by telegraph, cable, radio or wireless not later than the day before the day on which such meeting is to be held, or (iii) if delivered to him personally or orally, by telephone or otherwise, not later than the day before the day on which such meeting is to be held. Each such notice shall state the time and place of the meeting and the purposes thereof.

Notice of any meeting of the Board of Directors need not be given to any Director if waived by him in writing (or by telegram, cable, radio or wireless and confirmed in writing) whether before or after the holding of such meeting, or if such Director is present at such meeting. Any meeting of the Board of Directors shall be a duly constituted meeting without any notice thereof having been given if all Directors then in office shall be present thereat.

Section 3.14. Committees of Directors. The Board of Directors may, by resolution or resolutions passed by a majority of the whole Board of Directors, designate one or more committees, each committee to consist of one or more of the Directors of the Corporation.

Except as hereinafter provided, vacancies in membership of any committee shall be filled by the vote of a majority of the whole Board of Directors. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of a committee (and his alternate appointed pursuant to the immediately preceding sentence, if any), the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Members of a committee shall hold office for such period as may be fixed by a resolution adopted by a majority of the whole Board of Directors, subject, however, to removal at any time by the vote of a majority of the whole Board of Directors.

Section 3.15. Powers and Duties of Committees. Any committee, to the extent provided in the resolution or resolutions creating such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. No such committee shall have the power or authority with regard to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the By-laws. The Board of Directors may, in the resolution creating a committee, grant to such committee the power and authority to declare a dividend or authorize the issuance of stock.

Each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Except as otherwise permitted by these By-laws, each committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required.

Section 3.16. Compensation of Directors. Each Director shall be entitled to receive for attendance at each meeting of the Board of Directors or any duly constituted committee thereof which he attends, such fee as is fixed by the Board and in connection therewith shall be reimbursed by the Corporation for travel expenses. The fees to such Directors may be fixed in unequal amounts among them, taking into account their respective relationships to the Corporation in other capacities. These provisions shall not be construed to preclude any Director from receiving compensation in serving the Corporation in any other capacity.

Section 3.17. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board of Directors or such committee.

ARTICLE IV
OFFICERS

Section 4.1. Principal Officers. The principal officers of the Corporation shall be elected by the Board of Directors and shall include a Chairman of the Board, a President, a Secretary and a Treasurer and may, at the discretion of the Board of Directors, also include a Vice Chairman of the Board, one or more Vice Presidents, and a Controller. Except as otherwise provided in the Certificate of Incorporation or these By-laws, one person may hold the offices and perform the duties of any two or more of said principal offices except the offices and duties of President and Vice President or of Chairman of the Board or President and Secretary. None of the principal officers need be Directors of the Corporation.

Section 4.2. Election of Principal Officers; Term of Office. The principal officers of the Corporation shall be elected annually by the Board of Directors at such annual meeting of the Board of Directors. Failure to elect any principal officer annually shall not dissolve the Corporation.

If the Board of Directors shall fail to fill any principal office at an annual meeting, or if any vacancy in any principal office shall occur, or if any principal office shall be newly created, such principal office may be filled at any regular or special meeting of the Board of Directors.

Each principal officer shall hold office until his successor is duly elected and qualified, or until his earlier death, resignation or removal, provided that the terms of office of all Vice Presidents shall terminate at any annual meeting of the Board of Directors at which the President is elected.

Section 4.3. Subordinate Officers, Agents and Employees. In addition to the principal officers, the Corporation may have one or more Assistant Treasurers, Assistant Secretaries, and such other subordinate officers, agents and employees as the Board of Directors may deem advisable, each of whom shall hold office for such period and have such authority and perform such duties as the Board of Directors, the Chairman of the Board, the President, or any officer designated by the Board of Directors, may from time to time determine. The Board of Directors at any time may appoint and remove, or may delegate to any principal officer the power to appoint and to remove, any subordinate officer, agent or employee of the Corporation.

Section 4.4. Delegation of Duties of Officers. The Board of Directors may delegate the duties and powers of any officer of the Corporation to any other officer or to any Director for a specified period of time for any reason that the Board of Directors may deem sufficient.

Section 4.5. Removal of Officers. Any officer of the Corporation maybe removed, with or without cause, by resolution adopted by a majority of the Directors then in office at any regular or special meeting of the Board of Directors or by a written consent signed by all of the Directors then in office.

Section 4.6. Resignations. Any officer may resign at any time by giving written notice of resignation to the Board of Directors, to the Chairman of the Board, to the President or to the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein. Unless otherwise specified in the notice, the acceptance of a resignation shall not be necessary to make the resignation effective.

Section 4.7. Chairman of the Board. The Chairman of the Board shall preside at all meetings of stockholders and of the Board of Directors at which he is present. The Chairman of the Board shall have such other powers and perform such other duties as may be assigned to him from time to time by the Board of Directors.

Section 4.8. President. The President shall, in the absence of the Chairman of the Board, preside at all meetings of the stockholders and of the Board of Directors at which he is present. The President shall be the chief executive officer of the Corporation and shall have general supervision over the business and affairs of the Corporation and shall be responsible for carrying out the policies and objectives established by the Board of Directors. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board of Directors. The President shall have such other powers and perform such other duties as may be assigned to him from time to time by the Board of Directors.

Section 4.9. Vice President. In the absence or disability of the President or if the office of President be vacant, the Vice Presidents in the order determined by the Board of Directors, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board of Directors at any time to extend or confine such powers and duties or to assign them to others. Any Vice President may have such additional designation in his title as the Board of Directors may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall have such other powers and perform such other duties as may be assigned to him from time to time by the Board of Directors or the President.

Section 4.10. Secretary. The Secretary shall act as Secretary of all meetings of stockholders and of the Board of Directors at which he is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Corporation, and shall have supervision over the care and custody of the records and seal of the Corporation. The Secretary shall be empowered to affix the corporate seal to documents, the execution of which on behalf of the Corporation under its seal is duly authorized, and when so affixed may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board of Directors. The Secretary shall have such other powers and perform such other duties as may be assigned to him from time to time by the Board of Directors or the President.

Section 4.11. Treasurer. The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Corporation and shall cause the funds of the Corporation to be deposited in the name of the Corporation in such banks or other depositaries as the Board of Directors may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Corporation. The Treasurer shall have all powers and duties usually incident to the office of Treasurer, except as specifically limited by a resolution of the Board of Directors. The Treasurer shall have such other powers and perform such other duties as may be assigned to him from time to time by the Board of Directors or the President.

Section 4.12. Controller. The Controller shall be the chief accounting officer of the Corporation and shall have supervision over the maintenance and custody of the accounting operations of the Corporation, including the keeping of accurate accounts of all receipts and disbursements and all other financial transactions. The Controller shall have all powers and duties usually incident to the office of Controller, except as specifically limited by a resolution of the Board of Directors. The Controller shall have such other powers and perform such other duties as may be assigned to him from time to time by the Board of Directors or the President.

Section 4.13. Bond. The Board of Directors shall have power, to the extent permitted by law, to require any officer, agent or employee of the Corporation to give bond for the faithful discharge of his duties in such form and with such surety or sureties as the Board of Directors may determine.

ARTICLE V
CAPITAL STOCK

Section 5.1. Issuance of Certificates of Stock. Each stockholder of the Corporation shall be entitled to a certificate or certificates in such form as shall be approved by the Board of Directors, certifying the number of shares of capital stock of the Corporation owned by such stockholder.

Section 5.2. Signatures on Stock Certificates. Certificates for shares of capital stock of the Corporation shall be signed by, or in the name of the Corporation by, the Chairman of the Board, the President or a Vice President and by, or in the name of the corporation by, the Secretary, the Treasurer, an Assistant Secretary or an Assistant Treasurer. Any of or all the signatures on the certificates may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such signer were such officer at the date of issue.

Section 5.3. Stock Ledger. A record of all certificates for capital stock issued by the Corporation shall be kept by the Secretary or any other officer or employee of the Corporation designated by the Secretary or by any transfer clerk or transfer agent appointed pursuant to Section 5.4 hereof. Such record shall show the name and address of the person, firm or corporation in which certificates for capital stock are registered, the number of shares represented by each such certificate, the date of each such certificate, and in case of certificates which have been canceled, the dates of cancellation thereof.

The Corporation shall be entitled to treat the holder of record of shares of capital stock as shown on the stock ledger as the owner thereof and as the person entitled to receive dividends thereon, to vote such shares and to receive notice of meetings, and for all other purposes. The Corporation shall not be bound to recognize any equitable or other claim to or interest in any share of capital stock on the part of any other person whether or not the Corporation shall have express or other notice thereof.

Section 5.4. Regulations Relating to Transfer. The Board of Directors may make such rules and regulations as it may deem expedient, not inconsistent with law, the Certificate of Incorporation or these By-laws, concerning issuance, transfer and registration of certificates for shares of capital stock of the Corporation. The Board of Directors may appoint, or authorize any principal officer to appoint, one or more transfer clerks or one or more transfer agents and one or more registrars and may require all certificates for capital stock to bear the signature or signatures of any of them.

Section 5.5. Transfers. Transfers of capital stock shall be made on the books of the Corporation only upon delivery to the Corporation or its transfer agent of (i) a written direction of the registered holder named in the certificate or such holder's attorney lawfully constituted in writing, (ii) the certificate for the shares of capital stock being transferred, and (iii) a written assignment of the shares of capital stock evidenced thereby.

Section 5.6. Cancellation. Each certificate for capital stock surrendered to the Corporation for exchange or transfer shall be canceled and no new certificate or certificates shall be issued in exchange for any existing certificate (other than pursuant to Section 5.7) until such existing certificate shall have been canceled.

Section 5.7. Lost, Destroyed, Stolen and Mutilated Certificates. In the event that any certificate for shares of capital stock of the Corporation shall be mutilated, the Corporation shall issue a new certificate in place of such mutilated certificate. In case any such certificate shall be lost, stolen or destroyed, the Corporation may, in the discretion of the Board of Directors or a committee designated thereby with power so to act, issue a new certificate for capital stock in the place of any such lost, stolen or destroyed certificate. The applicant for any substituted certificate or certificates shall surrender any mutilated certificate or, in the case of any lost, stolen or destroyed certificate, furnish satisfactory proof of such loss, theft or destruction of such certificate and of the ownership thereof. The Board of Directors or such committee may; in its discretion, require the owner of a lost or destroyed certificate, or his representatives, to furnish to the Corporation a bond with an acceptable surety or sureties and in such sum as will be sufficient to indemnify the Corporation against any claim that may be made against it on account of the lost, stolen or destroyed certificate or the issuance of such new certificate. A new certificate may be issued without requiring a bond when, in the judgment of the Board of Directors, it is proper to do so.

Section 5.8. Fixing of Record Dates.

(a) The Board of Directors may fix, in advance, a record date, which shall not be move than fifty nor less than ten days before the date of any meeting of stockholders, nor more than fifty days prior to any other action, for the purpose of determining stockholders entitled to notice of or to vote at such meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or to receive payment of any dividend or other distribution or allotment of any rights, or to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action.

(b) If no record date is fixed by the Board of Directors:

(i) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(ii) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first consent is expressed;

(iii) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c) A determination of stockholder's of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided that the Board of Directors may fix a new record date for the adjourned meeting.

ARTICLE VI
INDEMNIFICATION

Section 6.1. Indemnification. The Corporation shall, to the full extent permitted by applicable law, indemnify any person (and the heirs, executors and administrators of such person) who, by reason of the fact that he is or was a Director, officer, employee or agent of the Corporation or of a constituent corporation absorbed by the Corporation in a consolidation or merger or is or was serving at the request of the Corporation or such constituent corporation as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise, was or is a party or is threatened to be a party to:

(a) any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such action, suit or proceeding, or,

(b) any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit.

Any indemnification by the Corporation pursuant hereto shall be made only in the manner and to the extent authorized by applicable law, and any such indemnification shall not be deemed exclusive of any other rights to which those seeking indemnification may otherwise be entitled.

Section 6.2. Indemnification Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under applicable law.

ARTICLE VII
MISCELLANEOUS PROVISIONS

Section 7.1. Corporate Seal. The seal of the Corporation shall be circular in form with the name of the Corporation in the circumference and the words "Corporate Seal, Delaware" in the center. Alternatively, the Secretary and any Assistant Secretary are authorized to use a seal which has the name "HRC Subsidiary" in place of the Corporation's name and such alternative seal shall have the same force and effect as the seal otherwise authorized by these By-laws. The seal may be used by causing it to be affixed or impressed, or a facsimile thereof may be reproduced or otherwise used in such manner as the Board of Directors may determine.

Section 7.2. Fiscal Year. The fiscal year of the Corporation shall be from January 1 to December 31, inclusive, in each year, or such other twelve consecutive months as the Board of Directors may designate.

Section 7.3. Waiver of Notice. Whenever any notice is required to be given under any provision of law, the Certificate of Incorporation, or these By-laws, a written waiver thereof, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, Directors, or members of a committee of Directors, need be specified in any written waiver of notice unless so required by the Certificate of Incorporation.

HP Color LaserJet *2830*


invent

Adorno & Yoss
1-212-809-5701
Dec-7-2005 5:44PM

Fax Call Report

Job	Date	Time	Type	Identification	Duration	Pages	Result
673	12/ 7/2005	5:36:06PM	Receive		8:24	48	OK

FROM SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP (WED)12 7'05 16 51/ST 16 50/NO 4862784983 P 1

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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NAME	Seth Bryant		
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SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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December 13, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: HealthSouth Corporation -- Omission of Stockholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client HealthSouth Corporation (the "Company") in response to the letter dated December 12, 2005 (the "Reconsideration Letter") to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") submitted by B. Seth Bryant on behalf of Richard M. Scrushy (the "Proponent"). Mr. Bryant requests that the Staff reconsider its December 9, 2005 determination concurring with the Company's view that the Proponent's stockholder proposal and supporting statement originally submitted to the Company on December 2, 2005 (the "Proposal") could properly be omitted from the Company's 2005 proxy materials pursuant to Rule 14a-8(i)(2) promulgated under the Securities Exchange Act of 1933, as amended (the "Exchange Act"). The Company originally requested in a letter to the Staff dated December 7, 2005 (the "No-Action Request Letter") that the Staff concur with its view that the Proposal be omitted from the Company's 2005 proxy materials pursuant to Rules 14a-8(e) and 14a-8(i)(2). In accordance with Rule 14a-8(j), a copy of this letter is being sent simultaneously to the Proponent's counsel.

If the Staff determines to reconsider its position, the Company respectfully requests that the Staff also consider the information set forth below in this letter.

First, the Proponent's Reconsideration Request is inconsistent with the Staff's explicit positions in Staff Legal Bulletin No. 14, *Shareholder Proposals* (July 13, 2001) ("Staff Bulletin No. 14"). In Staff Bulletin No. 14, Section E.3, the Staff expressly states that a company is not required to address revisions made by a proponent to a stockholder proposal when the revision was submitted after the company submitted its no-action request. Section E.3. of the Staff Bulletin No. 14 reads as follows:

> **If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, must the company address those revisions?**
>
> No, but it may address the shareholder's revisions. We base our no-action response on the proposal included in the company's no-action request. Therefore, if the company indicates in a letter to us and the shareholder that it acknowledges and accepts the shareholder's changes, we will base our response on the revised proposal. Otherwise, we will base our response on the proposal contained in the company's original no-action request. Again, it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both.

The Proponent's two revisions to the Proposal on December 8, 2005 and on December 9, 2005 were each submitted after the Company submitted its No-Action Request Letter on December 7, 2005. The Company has never accepted the Proponent's changes to the Proposal. Accordingly, the Company submits that the Staff correctly based its response on the Proposal contained in the Company's original No-Action Request Letter and, in accordance with Section E.3. of Staff Bulletin No. 14, the Staff should give no consideration to the Proponent's attempt to revise the Proposal.

Second, the Proponent's appeal in the Reconsideration Letter to his "intent" in making the Proposal is misplaced. The Staff makes its determination of whether to concur with a company's proposed omission of a stockholder proposal based on "the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and [the Staff's] prior no-action responses apply to the specific proposal and company at issue" (emphasis added).[1] The

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[1] Staff Legal Bulletin No. 14, B.6:

> **Do we base our determinations solely on the subject matter of the proposal?**
>
> No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. . .

Staff properly evaluated the Proposal as it was submitted by the Proponent and included in the Company's No-Action Request Letter. Neither the Staff nor the Company should be required to determine intent by the Proponent that is contrary to the plain drafting of the Proposal. The Proponent should not have an opportunity to change his argument because he subsequently determines that an alternative proposal may be more advantageous to him.

Third, reconsideration of the Staff response would overturn numerous recent no-action letter precedents in which the Staff has concurred in the omission of proposals requiring per capita voting in reliance on Rule 14a-8(i)(2), as well as the Staff's position set forth in Staff Bulletin No. 14 that the Staff make determinations on proposals based on the Staff's "prior no-action responses."[2] The Company's No-Action Request Letter cited a number of recent no-action letters excluding proposals relating to votes by a "majority of the stockholders."[3] Each of the no-action letters cited by the Company in its No-Action Request Letter provides direct precedent for the Staff's determination to concur in the omission of the Proposal under Rule 14a-8(i)(2) because implementation would result in the Company's violating state law.

In the Reconsideration Letter, the Proponent cites eight additional no-action letters supporting the Company's position in which the Staff concurred with the exclusion under Rule 14a-8(i)(2).[4] Contrary to the Proponent's assertions, each of these

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[2] Id.

[3] *Schering-Plough*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 51 (Jan. 15, 2005) (permitting the exclusion of the proposal under Rule 14a-8(i)(2) under the Exchange Act even though the proponent in a response letter suggested that "majority of the stockholders" was the equivalent of "majority vote or one share, one vote") ; *Baxter International*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 59 (Jan. 13, 2005) (same); *Pfizer Inc., SEC No-Action Letter*, 2005 SEC No-Act. LEXIS 52 (Jan, 14, 2005) (permitting the exclusion of the proposal under Rule 14a-8(i)(2) under the Exchange Act after the company supplementally argued that the proposal would cause the company to violate state law); *General Electric Co.*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 62 (Jan. 12, 2005) (same); and *Hewlett-Packard Co.*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 22 (Jan. 6, 2005) (same).

[4] See Reconsideration Letter, page 2, footnote No. 1 citing *Sara Lee Corporation*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 643 (July 15, 2005) (permitting exclusion under Rule 14a-8(i)(2) under the Exchange Act); *The Interpublic Group of Companies, Inc.*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 556 (April 29, 2005) (reconsidering an initial decision that the proposal could not be excluded and determining that the company could omit the proposal under Rule 14a-8(i)(2) under the Exchange Act); *Hewlett Packard Co.*, SEC No-Action Letter, 2005 No-Act. LEXIS 454 (March 24, 2005) (declining to reconsider concurrence dated January 6, 2005 [cited above n.4], in company's exclusion of proposal under Rule 14a-8(i)(2) under the Exchange Act); *Exxon Mobil Corporation*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 423 (March 19, 2005) (permitting exclusion under Rule 14a-8(i)(2) under the Exchange Act); *Unum Provident Corporation*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 438 (March 17, 2005) (same); *Time Warner Inc.*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 311 (Feb. 28, 2005) (same); *Hercules Incorporated*, SEC No-Action Letter, 2005 SEC

no-action letters found that the Proposal's use of the phrase "a majority of the stockholders" in place of the phrase "holders of the majority of the shares of voting stock of the Corporation" is a substantive defect to a stockholder proposal so that the proposal may be properly omitted from a company's proxy materials. The Company submits that the numerous precedents cited by both the Company and the Proponent should not be overturned and create uncertainty with respect to this issue.

Finally, although the Staff did not find it necessary to address any alternative basis upon which the Company sought to exclude the Proposal, the Company reaffirms each of the arguments set forth in its No-Action Request Letter that the Proposal may also be omitted under Rule 14a-8(e)(2) of the Exchange Act.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (302) 651-3090 or Gregory L. Doody, Executive Vice President, General Counsel and Secretary of the Company, at (205) 967-7116.

Very truly yours,

Robert B. Pincus /M.O./

Robert B. Pincus

cc: B. Seth Bryant, Adorno & Yoss, counsel to Richard M. Scrushy
Gregory L. Doody, HealthSouth Corporation
William L. Tolbert, Jenner & Block

No-Act. LEXIS 319 (Feb. 28, 2005) (same); *JP Morgan Chase & Co.*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS (Feb. 28, 2005) (same).

END